Exhibit 99.1

April 6, 2017

MANAGEMENT PROXY CIRCULAR

Notice of
Annual Meeting of
Shareholders

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CIBC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Thursday, April 6, 2017

Time: 9:30 a.m. Eastern Daylight Time

Location: Shaw Centre, 55 Colonel By Drive, Ottawa, Ontario, K1N 9J2

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2016 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution about our executive compensation approach;
5.	vote on a shareholder proposal; and
6.	consider other business properly brought before the meeting.

February 23, 2017

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

Your vote is important

You may vote at the meeting, online, by email, by fax, or by mail. See pages 1 to 3 of CIBC’s 2017 Management Proxy Circular for voting instructions and how to appoint a proxy. If you vote by proxy, please ensure that your vote is submitted so that it arrives by 9:30 a.m. (Eastern Daylight Time) on April 5, 2017.

Outstanding common shares at record date

Holders of common shares on February 13, 2017, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 399,600,818 common shares outstanding on the record date.

Questions

Shareholders with questions about matters being voted on at the meeting may contact CST Trust Company, CIBC’s transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825.

Special arrangements for meeting attendance

Shareholders who plan to attend the meeting and require special arrangements for hearing or access are asked to contact CIBC’s Corporate Secretary by email at corporate.secretary@cibc.com or by mail at 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders in the Trillium Ballroom at the Shaw Centre, Ottawa, Ontario, on Thursday, April 6, 2017, at 9:30 a.m. (Eastern Daylight Time).

This Circular has information on the business to be conducted at the meeting, executive compensation and our governance practices.

You will hear about CIBC’s 2016 performance and progress on our strategy to build a strong, innovative, relationship-oriented bank. CIBC’s Board members and executive officers will be available to answer any questions you may have.

You have the opportunity to vote on important matters and your vote is important. Details about voting are on pages 1 to 3 of this Circular.

You can also watch the meeting online through a live webcast at www.cibc.com, which will be archived on our website until the next annual meeting.

We thank you for your continued support of CIBC and look forward to your participation at the meeting.

Sincerely,

John P. Manley Chair of the Board	Victor G. Dodig President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

Information in the 2017 Management Proxy Circular (the “Circular”) is as at February 10, 2017, and all dollar figures are in Canadian currency, unless indicated otherwise.

1	VOTING INFORMATION

4	BUSINESS OF THE MEETING
	4	Financial Statements
	4	Election of Directors
	4	Appointment of Auditors
	5	Advisory Resolution on Executive Compensation Approach
	5	Shareholder Proposals

8	DIRECTORS
	8	Nominees for Election as a Director
	18	Director Compensation

21	BOARD COMMITTEE REPORTS

29	GOVERNANCE LETTER TO SHAREHOLDERS

30	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

47	MESSAGE TO OUR FELLOW SHAREHOLDERS

51	COMPENSATION DISCUSSION AND ANALYSIS
	51	Our Compensation Philosophy, Practices and Governance
	53	Approach to CEO and EXCO Compensation
	60	2016 Performance and Compensation
	66	Talent Management and Succession Planning
	67	Diversity and Inclusion

68	COMPENSATION DISCLOSURE

82	OTHER INFORMATION
	82	Indebtedness of Directors and Executive Officers
	82	Directors and Officers Liability Insurance
	82	Indemnification
	83	Availability of Information
	83	Vote Results and Minutes of Meeting
	83	Contacting CIBC’s Board of Directors
	83	Trademarks
	83	Directors’ Approval

VOTING INFORMATION

Shareholder approval

At the meeting or through your proxy, we ask that you vote on:

•	the election of directors;
•	the appointment of the shareholders’ auditors;
•	an advisory resolution on our executive compensation approach; and
•	a shareholder proposal.

Each of the above matters requires the approval of a majority (more than 50%) of the votes cast in person or by proxy at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 13, 2017.

There were 399,600,818 outstanding common shares on February 13, 2017. Subject to certain restrictions in the Bank Act (Canada) (the Bank Act), these shares are eligible to be voted at the meeting.

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or a province;
•	the government of a foreign country or any political subdivision of a foreign country;
•	any agencies of these entities;
•	a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance; or
•	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

How to vote if you are a registered shareholder

If you hold shares that are registered directly in your name, then you are a registered shareholder. You may vote in person at the meeting or by proxy using the proxy form in your package.

Voting in person – If you plan to attend the meeting and vote in person, do not complete or return the proxy form. When you arrive at the meeting, please check in at the registration table.

Voting by proxy – If you prefer, you may vote by completing the proxy form and returning it to CIBC’s transfer agent, CST Trust Company. You can either mark your voting instructions on the proxy form or you can appoint another person as proxyholder to attend the meeting and vote your shares for you. Return your completed proxy by 9:30 a.m. (Eastern Daylight Time) on April 5, 2017 as set out below to ensure your vote is counted.

ONLINE: follow the instructions on your proxy form to vote online using the control number on your form;

EMAIL: scan both sides of your proxy form and email it to proxy@canstockta.com;

FAX: fax both sides of your proxy form to CST Trust Company, at 416 368-2502 or 1 866 781-3111; or

MAIL: return your proxy form in the envelope provided or mail it to CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department.

1	CIBC PROXY CIRCULAR

Voting Information

How to vote if you are a non-registered shareholder

If your shares are registered in the name of an intermediary, such as a bank, broker or trust company, then you are a non-registered shareholder. If you are a non-registered shareholder, your intermediary will send you a voting instruction form with this Circular. Since we do not have unrestricted access to the names of our non-registered shareholders, we may not have a record of your shareholdings.

You may vote your shares through your intermediary or in person at the meeting.

Voting through your intermediary – You may vote by following the instructions on the voting instruction form in your package and returning it to your intermediary. Your intermediary will vote your shares as you instruct.

Voting in person – If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration table. If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you appoint a proxyholder

If you want to appoint someone else as your proxyholder to vote your shares for you, simply insert the person’s name in the blank space provided on the proxy form (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). The person you choose does not have to be a CIBC shareholder. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then John P. Manley, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your proxy form or voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions. You can vote:

FOR or WITHHOLD	• •	on each proposed nominee for election as a director on the appointment of auditors
FOR or AGAINST	•	the advisory resolution on executive compensation approach
FOR, AGAINST or ABSTAIN	•	on the shareholder proposal

Otherwise, you can let your proxyholder decide for you. If you or your proxyholder do not give specific instructions, your shares will be voted:

FOR	• • •	the election as directors of all nominees listed in the Circular the appointment of Ernst & Young LLP as auditors the advisory resolution on executive compensation approach
AGAINST	•	the shareholder proposal

CIBC PROXY CIRCULAR	2

Voting Information

Your proxyholder may also make decisions for you on amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement of your request (or by authorizing your lawyer in writing to sign a statement) and sending it to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2, any time before 9:30 a.m. (Eastern Daylight Time) on April 5, 2017 or by delivering it to the registration table before the start of our meeting on April 6, 2017.

Confidentiality

To protect the confidentiality of your proxy, CST Trust Company counts proxies and tabulates the results independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

Solicitation of proxies

We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays the cost of proxy solicitation.

3	CIBC PROXY CIRCULAR

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of CIBC for the year ended October 31, 2016 are in the 2016 Annual Report sent to shareholders and posted to CIBC’s website at www.cibc.com.

Election of Directors

There are 16 director nominees to be elected to serve on CIBC’s Board until the earlier of the next annual meeting of shareholders or when the director retires from the Board. Information about the director nominees starts on page 8.

Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002.

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. The Audit Committee’s assessment of EY’s effectiveness and service quality for the 2016 audit period considered such factors as (i) EY’s independence, objectivity and professional skepticism, (ii) the quality of their engagement team, (iii) the quality of their communications, and (iv) the overall quality of the service provided. The Audit Committee’s assessment also included a review of management’s evaluation. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY.

As a safeguard against the concern that the long tenure of the same external audit firm may create institutional familiarity threats which may impede the ability of the external auditor to exercise appropriate professional skepticism, the Audit Committee conducted a comprehensive review of EY in 2015. The Audit Committee concluded from this review that they were satisfied with the quality of audit services provided by EY.

The Board recommends that EY be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2016 and October 31, 2015, are set out below.

Fees Billed by EY
(unaudited, $ millions)	2016	2015
Audit fees(1)	16.4	15.9
Audit related fees(2)	2.2	3.2
Tax fees(3)	0.3	0.4
Other(4)	0.0	0.3
Total	18.9	19.8

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	Includes fees for non-audit services.

CIBC PROXY CIRCULAR	4

Business of the Meeting

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under the heading “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form (AIF) dated November 30, 2016, and available at www.cibc.com.

Advisory Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote for or against an advisory resolution on CIBC’s approach to executive compensation. For information on CIBC’s approach to executive compensation and what the Board has done since the last annual meeting, see “Message to our Fellow Shareholders” and “Compensation Discussion and Analysis” beginning on page 47. The resolution is below:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2017 Annual Meeting of Shareholders.

Your vote is advisory and is not binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee review the results of the vote when considering future executive compensation decisions. In addition, throughout the year, the Management Resources and Compensation Committee receives feedback from shareholders on compensation matters. When the Committee reviews our approach to executive compensation it considers shareholder concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

The Management Resources and Compensation Committee, as well as the Board welcome questions and comments about executive compensation at CIBC. We encourage an open dialogue with shareholders and consider all shareholder feedback. See page 83 for our contact information.

The Board recommends that shareholders vote for the advisory resolution on CIBC’s approach to executive compensation.

Shareholder Proposals

You will be asked to vote on a shareholder proposal submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca. The proposal is below:

It is proposed that the Board of Directors adopt a policy of withdrawing from tax havens1 or low-tax jurisdictions.

5	CIBC PROXY CIRCULAR

Business of the Meeting

MÉDAC has provided the following statement in support of their proposal:

In April 2016, an issue caught the media’s attention – the Panama Papers. It involved internal documents of Mossack Fonseca, a Panamanian law firm with offices around the world and one of the biggest creators of shell corporations in the world.

In its latest annual report, we note that the Canadian Imperial Bank of Commerce has branches in Barbados and Bermuda.

Shareholders will recall that in 2010, Northwest & Ethical Investments L.P. submitted a proposal that would require a financial institution to report to its shareholders on the extent of its exposure to tax havens. Northwest said that the report should include an assessment of the significant financial, regulatory and reputation risks associated with having subsidiaries in tax havens. The proposal received 9.13% of the votes, a respectable result for a shareholder proposal, reflecting the concern of a large proportion of investors about this issue.

Although tax avoidance is not illegal, it is immoral.

A few figures2 illustrate the extent of tax avoidance in Canada:

•	$300 B – estimated fortune accumulated by Canadian individuals in tax havens according to a study published in 2014 by the economist Gabriel Zucman;

•	$6 B – estimated annual tax losses for Canada;

•	$800 M – estimated annual tax losses for Quebec.

We are well aware that the Bank’s presence in tax havens benefits not only the Bank but also its shareholders: by reducing the tax payable, the Bank earns greater profits, which, in turn, permits the Bank to provide its shareholders good dividends. Can the additional amount paid in the form of dividends due to the Bank’s presence in tax havens and tax avoidance be quantified? Surely many shareholders would be prepared to sacrifice that additional income to live according to their values and invest in a financial institution that is prepared to pay its fair share. These issues, including that of the risk incurred, should be formally discussed by the Bank in its documentation, and in particular its CR Report.

It is therefore proposed that the Board of Directors adopt a policy of withdrawing from tax havens and low-tax jurisdictions.

[1]	Also called “secrecy jurisdictions” in the Tax Justice Network’s Financial Secrecy Index: http://www.financialsecrecyindex.com/

[2]	http://www.lapresse.ca/le-soleil/affaires/actualite-economique/201605/06/01-4978965-panama-papers-le- fisc-quebecois-sort-les-crocs-contre-la-banque-royale.php

The Bahama Leaks also shocked the Canadian banking sector recently: http://ici.radio- canada.ca/nouvelles/International/2016/09/21/012-banques-canadiennes-bahamas-leaks-rbc-cibc- scotia.shtml

CIBC PROXY CIRCULAR	6

Business of the Meeting

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC’s primary goal is to maximize the value we generate for our shareholders while fulfilling our legal, regulatory, social and environmental responsibilities. As a global public company, CIBC has made a commitment to the Caribbean region, our employees and our clients there who want the financial products and services that CIBC can offer. CIBC agrees that it should not be used by, or make its services available to assist, tax evaders and others in the conduct of illegal activities. To that end, CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries where it carries on business. In addition, CIBC follows strict compliance procedures, including under our Global Reputation and Legal Risks Policy. CIBC also supports the need for all countries, including so-called tax havens, to develop laws and regulations that improve the economic and social well-being of people globally while preventing illegal activity, rather than facilitating it. CIBC will continue to support the development of these laws, as well as initiatives through forums like the Organization for Economic and Cooperative Development and the Caribbean Financial Action Task Force.

The deadline for submitting shareholder proposals to be included in our Circular next year is November 25, 2017.

7	CIBC PROXY CIRCULAR

DIRECTORS

Nominees for Election as a Director

This section provides information on each person nominated for election as a director.

For detailed information about the nomination process see the Statement of Corporate Governance Practices – “Director Nomination Process” and “Director Tenure” starting on page 36.

Each person being nominated was elected at the last annual meeting of shareholders on April 5, 2016.

BRENT S. BELZBERG Toronto, Ontario Canada Age: 66 Independent 2016 Annual Meeting Votes in favour: 99.30%	Skills and Experience:	• Leadership • Financial Services • Risk Management/Risk Governance • Human Resources/Compensation	• Corporate Responsibility • Legal/Regulatory/Compliance • Strategy

Mr. Belzberg is the founder and Senior Managing Partner of Torquest Partners Inc. Mr. Belzberg has over 30 years of executive management experience in finance, acquisitions, corporate restructuring and operations and has served on the board of a number of Torquest investee companies. Mr. Belzberg is also a member of the Investment Advisory Board to the President of the University of Toronto and Chair of the Board of Sinai Health System. Mr. Belzberg’s previous outside directorships include O&Y REIT, Four Seasons Hotels and Crescent School. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

Board and Committees: Year Joined and 2016 Attendance	Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2005)	9/9	3/4
Corporate Governance Committee (2009)	6/6	–
Management Resources and Compensation Committee (2008 – April 2016), Chair (2009 – 2014)	3/3	–/1
Risk Management Committee (2005-2008) (April 2016)	3/3	–
Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

Securities Held
Year	Shares(1) (#)	Deferred Share Units (DSUs)(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	3,500	36,874	40,374	4,423,375	7.4x
2016	3,500	33,061	36,561	3,333,998	5.6x

CIBC PROXY CIRCULAR	8

Directors

NANCI E. CALDWELL Woodside, California U.S.A. Age: 58 Independent 2016 Annual Meeting Votes in favour: 99.64%	Skills and Experience:	• Leadership • Human Resources/Compensation • Corporate Responsibility	• Information Technology • Marketing • Strategy

Ms. Caldwell is former Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc., a position she held from 2002 through 2004. Prior to joining PeopleSoft, Ms. Caldwell spent 19 years at Hewlett Packard Company in increasingly senior and executive sales and marketing roles in Canada and the U.S. Since 2005, Ms. Caldwell has served on a number of boards of both public and private technology companies and during 2005 and 2006 she worked as a project-based technology consultant. She has more than 25 years’ operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell served as a director on private company boards including RedPrairie, Inc., now known as JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation. She has been a member of the Technology Advisory Board of Bridge Growth Partners, LLC since 2013. Ms. Caldwell has a Bachelor of Arts degree from Queen’s University and completed the University of Western Ontario’s Executive Marketing Management Program.

Board and Committees: Year Joined and 2016 Attendance	Overall Attendance: 100% Regular Meetings	Special Meetings
Board (December 2015)	7/7	4/4
Risk Management Committee (January 2016)	5/5	2/2

Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Citrix Systems, Inc.	2008 – present	Compensation (Chair)
Donnelley Financial Solutions Inc.	2016 – present	Compensation
Equinix, Inc.	2015 – present	Governance
Talend	2017 – present	Compensation
Former
Deltek Systems Inc.	2007 – 2012
TIBCO Software Inc.	2011 – 2014

Ms. Caldwell serves on five public company boards, including CIBC. She manages the demands on her time effectively for many reasons: different company year-ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; the technology industry segment in which Citrix, Donnelley, Equinix and Talend operate and their smaller size create efficiencies for Ms. Caldwell in acting as director; differences in the number and duration of board meetings at these companies, as well as their location within North America, facilitate her attendance and performance; and Ms. Caldwell is committed to a career as a corporate director and does not have full-time employment. Ms. Caldwell’s strong performance as a CIBC director is reflected in the results of the annual Board assessment process conducted by an external firm, as well as her meeting attendance. Since joining the CIBC board, Ms. Caldwell has attended 100% of regularly scheduled Board and committee meetings. At the same time, since joining the boards of Citrix, Donnelley and Equinix, Ms. Caldwell has attended 100% of regularly scheduled board and committee meetings. Ms. Caldwell joined the Talend board in February 2017. Ms. Caldwell is always well prepared for CIBC Board and committee meetings and her insights and expertise enhance the Board’s focus on technology and innovation.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	1,061	0	1,061	116,243	0.2x

Ms. Caldwell joined the Board December 4, 2015 and has until December 4, 2020 to meet the equity ownership guideline.

GARY F. COLTER Mississauga, Ontario Canada Age: 71 Independent 2016 Annual Meeting Votes in favour: 98.25%	Skills and Experience:	• Leadership • Financial Services • Financial Expertise	• Risk Management/Risk Governance • Human Resources/Compensation • Strategy

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter had over 34 years of executive experience (27 years as a partner) at KPMG Canada, during which he developed financial and accounting expertise while overseeing Canadian and global financial advisory services practices of KPMG. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman, Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc. and is a member of its Corporate Governance and Compensation Committee, Audit Committee and Investment Committee. He was Chairman of the Board of Canadian Pacific Railway Limited from 2014 to 2015. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2003)		9/9	4/4
Audit Committee (2003-2009) (2012)		7/7	–
Corporate Governance Committee (2003), Chair (2010 – January 2016)		6/6	–
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Core-Mark Holding Company Inc.	2004 – present	Audit, Corporate Governance
Owens-Illinois Inc.	2002 – present	Compensation, Corporate Governance
Former
Canadian Pacific Railway Limited	2012 – 2015

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	13,919	2,816	16,735	1,833,487	3.1x
2016	13,919	1,664	15,583	1,421,014	2.4x

9	CIBC PROXY CIRCULAR

Directors

PATRICK D. DANIEL Calgary, Alberta Canada Age: 70 Independent 2016 Annual Meeting Votes in favour: 99.66%	Skills and Experience:	• Leadership • Human Resources/Compensation • Corporate Responsibility	• Information Technology • Strategy

Mr. Daniel is past President and Chief Executive Officer of Enbridge Inc., a position he held from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. Mr. Daniel is a past recipient of Canada’s Outstanding CEO of the Year award sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. In addition to the public company directorships listed below, Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2009)		9/9	4/4
Corporate Governance Committee (2015)		6/6	–
Management Resources and Compensation Committee (2012)		6/6	2/2
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance
Capital Power Corporation	2015 – present	Environment, Health and Safety
Former
Enbridge Inc.	2000 – 2012

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	1,000	17,509	18,509	2,027,846	3.4x
2016	1,000	15,737	16,737	1,526,247	2.5x

LUC DESJARDINS Toronto, Ontario Canada Age: 64 Independent 2016 Annual Meeting Votes in favour: 99.50%	Skills and Experience:	• Leadership • Financial Services • Financial Expertise • Human Resources/Compensation • Corporate Responsibility	• Legal/Regulatory/Compliance • Public/Government Relations • Information Technology • Marketing • Strategy

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Toronto, Ontario that provides propane distribution and marketing services, and specialty chemical production. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the World Presidents’ Organization and a member of the 30% Club Canada. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2009)		9/9	4/4
Audit Committee (2015)		7/7	–
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Superior Plus Corp.	2011 – present

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	11,033	0	11,033	1,208,775	2.0x
2016	10,574	0	10,574	964,243	1.6x

CIBC PROXY CIRCULAR	10

Directors

VICTOR G. DODIG Toronto, Ontario Canada Age: 51 Not Independent See “Director nominee independence” on page 17. 2016 Annual Meeting Votes in favour: 99.65%	Skills and Experience:	• Leadership • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Human Resources/Compensation • Marketing • Strategy

Mr. Dodig was named President and Chief Executive Officer of the CIBC group of companies in September 2014, following his appointment as Group Head of Wealth Management in 2011. He brings more than 20 years of extensive business and banking experience, including leading CIBC’s Asset Management and Retail Banking businesses. Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. In addition to CIBC, he serves on the Board of the C.D. Howe Institute and the Royal Ontario Museum Board of Governors, is Chair of the 30% Club Canada and a member of the Catalyst Canada Advisory Board. Mr. Dodig is an active community member, most recently serving as Co-Chair of the St. Joseph’s Health Centre Toronto Foundation’s Promise Campaign. A past recipient of Canada’s Top 40 Under 40 award, Mr. Dodig is a graduate of the Harvard Business School where he earned an MBA and was recognized as a Baker scholar. He holds a Diploma from the Institut d’études politiques in Paris and completed his undergraduate studies at the University of Toronto (St. Michael’s College) in Commerce.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2014)		9/9	4/4
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Former
The Bank of N.T. Butterfield & Son Limited	2011 – 2014

Securities Held(1)
Year	Shares (#)	Performance Share Units (PSUs) (#)	Total Equity (#)	Total as a multiple of share ownership requirement of 8x base salary
2016	17,659	74,174	91,833	9.2x
2015(2)	17,464	42,693	60,157	6.0x

(1)  Mr. Dodig does not receive compensation for his services as a director. For more details on Mr. Dodig’s equity ownership, refer to the “Equity ownership of NEOs at October 31, 2016” section on page 71 of the Circular.

(2) Mr. Dodig, as a newly appointed Chief Executive Officer had until September 2017 to meet his equity ownership requirement, which he met by December 31, 2015.

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 50 Independent 2016 Annual Meeting Votes in favour: 96.20%	Skills and Experience:	• Leadership • Human Resources/Compensation	• Corporate Responsibility • Strategy

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Ms. Hasenfratz supports several not-for-profit entities as a member of the Royal Ontario Museum Board of Governors and a member of the Catalyst Canada Advisory Board. She is also the founding Chair of the Philanthropic Leaders Council – Guelph General Hospital. In addition to the public company directorships listed below, Ms. Hasenfratz is a director and Chair of the Business Council of Canada. She is a past recipient of Canada’s Top 40 Under 40 award, the Wilfrid Laurier Outstanding Leader award, the University of Manitoba 2014 International Distinguished Entrepreneur award, the Fraser Institute Founders Award 2016, the University of Victoria Distinguished Entrepreneur Award 2016, was named five times, as one of the 100 Leading Women in the Automotive Industry, was awarded the Ernst & Young Entrepreneur of the Year Award for both Ontario and Canada in 2014 and, in 2016, was inducted into the Canadian Business Hall of Fame. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

Board and Committees: Year Joined and 2016 Attendance			Overall Attendance: 93% Regular Meetings	Special Meetings
Board (2004)			8/9	4/4
Management Resources and Compensation Committee (2004), Chair (2014)			6/6	2/2
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Faurecia	2011 – present	Management
Linamar Corporation	1998 – present

Ms. Hasenfratz serves as Chief Executive Officer and director of Linamar Corporation, as well as a director of Faurecia and CIBC. She manages the demands on her time effectively for many reasons: different company year-ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; complementary committee memberships on Faurecia and CIBC have enhanced performance in serving these companies effectively; the automotive industry segment in which Linamar and Faurecia operate creates efficiencies for Ms. Hasenfratz in fulfilling her roles on those companies; the timing of her appointments assisted in managing the learning curve associated with each new role (appointed as an executive officer and director of Linamar in 1998 and CEO in 2002, director of CIBC in 2004 and director of Faurecia in 2011); and differences in the number and duration of board meetings at the three companies facilitates her attendance and performance. Ms. Hasenfratz is a seasoned director with 13 years on CIBC’s Board. Her strong performance as a CIBC director, committee member and committee chair is reflected in the results of the annual Board assessment process conducted by an external firm, as well as her meeting attendance. Since becoming a CIBC director 13 years ago, Ms. Hasenfratz has attended 99% of regularly scheduled Board and committee meetings. At the same time, since becoming Chief Executive Officer of Linamar Corporation, Ms. Hasenfratz has attended 100% of Linamar board meetings and 93% of Faurecia regularly scheduled board and committee meetings. She coordinates her European travel schedule for Linamar and her Faurecia board meetings to facilitate her attendance. Ms. Hasenfratz is always well prepared for CIBC Board and committee meetings and is widely respected by fellow Board members for making informed and meaningful contributions to the decision-making process at these meetings.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	11,917	0	11,917	1,305,627	2.2x
2016	11,343	0	11,343	1,034,368	1.7x

11	CIBC PROXY CIRCULAR

Directors

KEVIN J. KELLY Toronto, Ontario Canada Age: 61 Independent 2016 Annual Meeting Votes in favour: 99.71%	Skills and Experience:	• Leadership • Financial Services • Risk Management/Risk Governance • Human Resources/Compensation • Corporate Responsibility	• Legal/Regulatory/Compliance • Public/Government Relations • Marketing • Strategy

Mr. Kelly is a Corporate Director. He was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996, President of Fidelity Canada from 1996 to 1997, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Brokerage Company in Boston from 2000 to 2003, and President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (the Fulbright Scholarship Program). Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Board and Committees: Year Joined and 2016 Attendance	Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2013)	9/9	4/4
Risk Management Committee (2013)	6/6	3/3
Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	6,202	7,879	14,801	1,542,714	2.6x
2016	6,202	5,502	11,704	1,067,288	1.8x

CHRISTINE E. LARSEN Montclair, New Jersey U.S.A. Age: 55 Independent 2016 Annual Meeting Votes in favour: 99.65%	Skills and Experience:	• Leadership • Financial Services	• Human Resources/Compensation • Information Technology

Ms. Larsen is Executive Vice-President, Chief Operations Officer of First Data Corporation, a global payment technology solutions company with its executive offices in New York City, a position she has held since June 2013. Before joining First Data, Ms. Larsen was Executive Vice-President, Head of Process Improvement at JPMorgan Chase & Co. from 2012 to 2013, Head of Mortgage Servicing from 2011 to 2012, Chief Operating Officer, Treasury and Securities Services from 2009 to 2011, and Head of Shared Operations and Technology from 2006 to 2009. Before joining JPMorgan Chase, Ms. Larsen was at Citigroup for 12 years, serving in several leadership roles, including Head of Operations and Client Service for Smith Barney, Citigroup’s wealth management division, Co-head of Operations for the Global Corporate Investment Bank, and Head of Client Delivery for Global Transaction Services. Ms. Larsen is a member of the Board of Trustees of Syracuse University. She is also a member of the Foundation Board of the Borough of Manhattan Community College (CUNY). Ms. Larsen was named one of the Most Influential Women in Payments for 2015. She holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Magna Cum Laude) degree from Cornell College.

Board and Committees: Year Joined and 2016 Attendance	Overall Attendance: 100% Regular Meetings	Special Meetings
Board (April 2016)	6/6	2/2
Audit Committee (April 2016)	4/4	–
Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	1,164	0	1,164	127,528	0.2x
Ms. Larsen joined the Board April 5, 2016 and has until April 5, 2021 to meet the equity ownership guideline.

CIBC PROXY CIRCULAR	12

Directors

NICHOLAS D. LE PAN Ottawa, Ontario Canada Age: 65 Independent 2016 Annual Meeting Votes in favour: 99.71%	Skills and Experience:	• Leadership • Financial Services • Risk Management/Risk Governance • Human Resources/Compensation	• Legal/Regulatory/Compliance • Public/Government Relations • Strategy

Mr. Le Pan is a Corporate Director with extensive experience in financial services matters. Mr. Le Pan served as Superintendent of Financial Institutions for Canada from 2001 to 2006. From 1997 to 2000, Mr. Le Pan led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is Chair of the Canadian Public Accountability Board, which regulates auditors of public companies. In 2013/2014, Mr. Le Pan was actively involved in Group of Thirty reports making recommendations for a new paradigm for relations between bank supervisors and boards of directors, for enhanced oversight of risk culture and for enhancing culture and conduct in systemically important banks. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Board and Committees: Year Joined and 2016 Attendance	Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2008)	9/9	4/4
Management Resources and Compensation Committee (April 2016)	3/3	1/1
Risk Management Committee (2008 – April 2016), Chair (2010 – 2015)	3/3	3/3
Other Public Board Directorships During Last Five Years	Current Board Committee Memberships
None

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	2,029	8,095	10,124	1,109,185	1.8x
2016	3,117	7,728	10,845	988,956	1.6x

THE HONOURABLE JOHN P. MANLEY P.C., O.C. Ottawa, Ontario Canada Age: 67 Independent 2016 Annual Meeting Votes in favour: 99.20%	Skills and Experience:	• Leadership • Financial Expertise • Corporate Responsibility	• Legal/Regulatory/Compliance • Public/Government Relations • Strategy

Mr. Manley, Chair of the Board of CIBC, is also director, President and Chief Executive Officer of the Business Council of Canada. He has held this position since January 2010. From 2004 to 2009, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is a director of MaRS Discovery District. He is Honorary Chair of the Board of Directors of The Canadian Council for Public-Private Partnerships, a member of the Catalyst Canada Advisory Board, a member of the 30% Club Canada, and a member of the Advisory Board of Bridge Growth Partners, LLC. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from the University of Toronto, the University of Ottawa, Carleton University, the University of Western Ontario, the University of Windsor and the Schulich School of Business at York University.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2005), Chair of the Board (2015)		9/9	4/4
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
CAE Inc.	2008 – present	Corporate Governance, Human Resources
TELUS Corporation	2012 – present	Corporate Governance (Chair), Pension
Former
Canadian Pacific Railway Limited	2006 – 2013

Mr. Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies) from May 26, 2004 to August 10, 2009 when he resigned. On January 14, 2009, the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA). Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	0	29,443	29,443	3,225,775	5.4x
2016	0	23,051	23,051	2,102,021	3.5x

13	CIBC PROXY CIRCULAR

Directors

JANE L. PEVERETT West Vancouver, British Columbia Canada Age: 58 Independent 2016 Annual Meeting Votes in favour: 99.32%	Skills and Experience:	•Leadership •Financial Services •Financial Expertise	•Legal/Regulatory/Compliance •Public/Government Relations •Strategy

Ms. Peverett is a Corporate Director. She was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Ms. Peverett was with Westcoast Energy Inc. from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001, Ms. Peverett was appointed President and Chief Executive Officer of Union Gas Limited, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director of Associated Electric & Gas Insurance Services Limited (AEGIS). Ms. Peverett is a past, recipient of the PEAK award honouring women’s excellence in the field of finance, was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis, and was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2009)		9/9	4/4
Audit Committee (2009), Chair (2014)		7/7	–
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Canadian Pacific Railway Limited	2016 – present	Audit
Encana Corporation	2003 – present	Audit (Chair), Nominating and Corporate Governance, Reserves
Ms. Peverett is not standing for re-election to the Encana Corporation Board at its annual meeting on May 2, 2017.
Hydro One Inc.	2015 – present	Human Resources, Nominating Public Policy & Regulatory (Chair)
Northwest Natural Gas Company	2007 – present	Organization and Executive Compensation, Public Affairs and Environmental Policy
Former
Postmedia Network Canada Corp.	2013 – 2016

Ms. Peverett was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction pursuant to a court approved plan of arrangement under the Canada Business Corporations Act under which, approximately US$268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time; and Postmedia repaid, extended and amended the terms of its outstanding debt obligations.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	0	15,460	15,460	1,693,798	2.8x
2016	0	13,266	13,266	1,209,727	2.0x

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 54 Independent 2016 Annual Meeting Votes in favour: 96.67%	Skills and Experience:	•Leadership •Financial Services •Financial Expertise	•Risk Management/Risk Governance •Information Technology

Ms. Stevenson is a Corporate Director who has served on a variety of corporate and not-for-profit boards. She was a senior financial executive with Nortel Networks Corporation from 1995 to 2007, serving as global treasurer from 2000 to 2007. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles in investment and corporate banking at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a director of the public companies listed below. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2011)		9/9	4/4
Audit Committee (2013 – April 2016)		4/4	–
Corporate Governance Committee (2015), Chair (January 2016)		6/6	–
Management Resources and Compensation Committee (April 2016)		3/3	1/1
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
CAE Inc.	2007 – present	Audit, Corporate Governance
Open Text Corporation	2008 – present	Audit
Former
Valeant Pharmaceuticals International, Inc.	2010 – 2016

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	15,155	0	15,155	1,660,382	2.8x
2016	15,132	0	15,132	1,379,887	2.3x

CIBC PROXY CIRCULAR	14

Directors

MARTINE TURCOTTE Verdun, Québec Canada Age: 56 Independent 2016 Annual Meeting Votes in favour: 99.51%	Skills and Experience:	• Leadership • Corporate Responsibility • Legal/Regulatory/Compliance	• Public/Government Relations • Information Technology

Ms. Turcotte is Vice Chair, Québec of BCE Inc. and Bell Canada, a position she has held since 2011. In her current role, Ms. Turcotte is responsible for driving the company’s business, government and community investment initiatives across Québec. Prior to becoming Vice Chair, Ms. Turcotte was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008. She was Executive Vice-President and Chief Legal & Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience at Bell related companies. In addition to the public company directorships noted below, Ms. Turcotte is Chair of Théâtre Espace Go Inc. as well as a member of the Board of the Chamber of Commerce of Metropolitan Montreal, the Board of Governors of McGill University, Montréal’s 375th anniversary and Montréal en Lumière and serves as trustee of the Board of Governors of the Jewish General Hospital. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted to the Hall of Fame of the Top 100 Most Powerful Women in Canada and received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence. Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2014)		9/9	3/4
Corporate Governance Committee (2015)		6/6	–
Risk Management Committee (2014)		6/6	3/3
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Empire Company Limited/Sobeys Inc.	2012 – present	Audit, Corporate Governance, Nominating
Former
Bell Aliant Inc.	2011 – 2014	Bell Aliant Inc. ceased to be public company in 2014.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	412	6,633	7,045	771,850	1.3x
2016	412	4,055	4,467	407,346	0.7x

RONALD W. TYSOE Naples, Florida U.S.A. Age: 63 Independent 2016 Annual Meeting Votes in favour: 97.25%	Skills and Experience:	• Leadership • Financial Expertise • Risk Management/Risk Governance	• Human Resources/Compensation • Legal/Regulatory/Compliance • Strategy

Mr. Tysoe is a Corporate Director. He was a Senior Advisor with Perella Weinberg Partners LP, a financial services firm, from 2006 to 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 to 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of the public companies listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 93% Regular Meetings	Special Meetings
Board (2004)		8/9	4/4
Risk Management Committee (2004 – 2007), (2014), Chair (2015)		6/6	3/3
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Cintas Corporation	2008 – present	Audit (Chair), Nominating and Corporate Governance
J.C. Penney Company, Inc.	2013 – present	Committee of the Whole, Finance and Planning, Human Resources and Compensation (Chair), Lead Director
Scripps Networks Interactive Inc.	2008 – present	Audit (Chair), Compensation
Taubman Centers, Inc.	2007 – present	Audit (Chair), Compensation, Executive
Former
Pzena Investment Management Inc.	2008 – 2013

Mr. Tysoe serves on five public company boards, including CIBC. He manages the demands on his time effectively for many reasons: different company year-ends cause the cycle and intensity of financial and strategic board activities to be at different times of the year; complementary committee memberships on Cintas, Scripps, Taubman and CIBC have enhanced performance in serving these companies effectively; the timing of his appointments (listed above) assisted in managing the learning curve associated with each new board; differences in the number and duration of board meetings at these companies, as well as their location within North America, facilitate his attendance and performance; and Mr. Tysoe is committed to a career as a corporate director and does not have full-time employment. Mr. Tysoe is a seasoned director with 13 years on CIBC’s Board. His strong performance as a CIBC director, committee member and committee chair is reflected in the results of the annual Board assessment process conducted by an external firm, as well as his meeting attendance. Since becoming a CIBC director 13 years ago, Mr. Tysoe has attended 97% of regularly scheduled Board meetings and 98% of regularly scheduled committee meetings. At the same time, since joining the boards of Cintas, J.C. Penney, Scripps and Taubman, Mr. Tysoe has attended 100% of regularly scheduled board and committee meetings. Mr. Tysoe is always well prepared for CIBC Board and committee meetings and the depth of his knowledge and expertise in financial and risk matters is highly regarded by the Board and senior management.

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	6,000	30,791	36,791	4,030,822	6.7x
2016	11,000	28,102	39,102	3,565,711	5.9x

15	CIBC PROXY CIRCULAR

Directors

BARRY L. ZUBROW Far Hills, New Jersey U.S.A. Age: 63 Independent 2016 Annual Meeting Votes in favour: 99.63%	Skills and Experience:	• Leadership • Financial Services • Financial Expertise • Risk Management/Risk Governance	• Corporate Responsibility • Legal/Regulatory/Compliance • Public/Government Relations • Strategy

Mr. Zubrow is President of investment-management firm ITB LLC, a position he has held since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow is a former senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc., with more than 35 years of financial services experience. At JPMorgan he served as Head of Corporate & Regulatory Affairs from January 2012 to 2013 and Chief Risk Officer from 2007 to 2012. At Goldman Sachs he served as Partner from 1988 to 2003, Chief Administrative Officer and Head of Operations and Administration Division from 1997 to 2003, and Chief Credit Officer from 1994 to 1999. In addition to the public company directorship noted below, Mr. Zubrow serves on the Advisory Board of the Promontory Financial Group (an IBM company), is a director and President of the Board of the Juvenile Law Center, a director of Berklee College of Music and is a member of the Council on Foreign Relations. Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers, a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Board and Committees: Year Joined and 2016 Attendance		Overall Attendance: 100% Regular Meetings	Special Meetings
Board (2015)		9/9	4/4
Risk Management Committee (2015)		6/6	3/3
Other Public Board Directorships During Last Five Years		Current Board Committee Memberships
Current
Arc Logistics LP	2013 – present

Securities Held
Year	Shares(1) (#)	DSUs(2) (#)	Total Shares and DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline of $600,000(4)
2017	1,765	0	1,765	193,373	0.3x
2016	553	0	553	50,428	0.1x
Mr. Zubrow joined the Board April 23, 2015 and has until April 23, 2020 to meet the equity ownership guideline.

(1)	“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over at February 10, 2017 (the date of information in our 2017 management proxy circular) and February 8, 2016 (the date of information in our management proxy circular the previous year).

(2)	“DSUs” refers to the number of deferred share units held by a nominee at February 10, 2017 and at February 8, 2016 under the director equity plans described on page 19.

(3)	“Total value of Shares/DSUs” for 2017 and 2016 is calculated by multiplying “Total Shares and DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange (TSX) on December 30, 2016 ($109.56) and December 31, 2015 ($91.19), respectively.

(4)	The directors’ equity ownership guideline is six times the annual cash retainer of $100,000. “Total as a multiple of share ownership guideline of $600,000” is calculated by dividing “Total value of Shares/DSUs” by $600,000.

Board and committee meeting frequency and overall attendance in fiscal 2016

Below is a summary of overall attendance at Board and committee meetings in fiscal 2016. Average attendance of all directors at regular Board and committee meetings was 99%. For individual director attendance, see the director’s biographical information starting on page 8. For detail on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 37.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Regular	Special
Board	9	4	99%
Audit Committee	7	0	100%
Corporate Governance Committee	6	0	100%
Management Resources and Compensation Committee	6	2	98%
Risk Management Committee	6	3	100%

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At our last annual meeting, held on April 5, 2016, all but one of the director nominees attended.

CIBC PROXY CIRCULAR	16

Directors

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards. These standards comply with the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and Canadian Securities Administrators (CSA) director independence rules and are available at www.cibc.com. For detailed information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 33.

Director nominee skills and experience

The table below shows the skills and experience of our director nominees in areas the Board considers important to CIBC.

Skills and Experience
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services	✓		✓		✓	✓		✓	✓	✓		✓	✓			✓
Financial Expertise			✓		✓	✓					✓	✓	✓		✓	✓
Risk Management/Risk Governance	✓		✓			✓		✓		✓			✓		✓	✓
Human Resources/Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓					✓
Corporate Responsibility	✓	✓		✓	✓		✓	✓			✓			✓		✓
Legal/Regulatory/Compliance	✓				✓			✓		✓	✓	✓		✓	✓	✓
Public/Government Relations					✓			✓		✓	✓	✓		✓		✓
Information Technology		✓		✓	✓				✓				✓	✓
Marketing		✓			✓	✓		✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓			✓	✓

17	CIBC PROXY CIRCULAR

Directors

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC, in support of CIBC’s strategy. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation targets the median of its comparator group: the other five major Canadian banks and the two largest Canadian insurance companies.

The Corporate Governance Committee reviews director compensation to make sure that it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also reviews the workload, time commitment and responsibility of Board members. Based on its review in 2016, the Committee did not recommend any changes to director compensation for fiscal 2017.

Director compensation components

The table below sets out the components of director compensation for fiscal 2016(1). Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or deferred share units.

Annual Cash Retainer	($)
Chair of the Board(2)	150,000
Other Directors(3)	100,000
Annual Equity Retainer (deferred share units(4)/CIBC common shares)
Chair of the Board(2)	250,000
Other Directors	100,000
Annual Committee Chair Retainer
Audit, Corporate Governance, Management Resources and Compensation and Risk Management	50,000
Annual Committee Membership Retainer
Committee member(5)	15,000
Meeting Attendance Fees
Ad-hoc committees (per meeting)	1,000
Special Litigation Committee (per year)
Committee Member Committee Chair	10,000 20,000
Special Board and/or standing committee (per meeting)(6)	1,000
Travel (per trip)(7)	2,000

(1)	CIBC directors who are U.S. citizens and whose primary residence is in the United States are paid their director compensation in U.S. dollars.

(2)	The Chair of the Board receives no compensation other than the annual cash and equity retainers.

(3)	Paid for service on the Board and one committee.

(4)	A deferred share unit (DSU) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(5)	Paid for service on each additional committee in excess of one (excluding special ad hoc committees and committee chairs).

(6)	Paid for attending special Board and/or special standing committee meetings that exceed four in a fiscal year.

(7)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

CIBC PROXY CIRCULAR	18

Directors

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board.

Director equity plans

CIBC established equity plans to align the interests of directors with those of shareholders.

•	Non-Officer Director Share Plan – Directors may elect to receive all or a portion of their cash compensation in cash, CIBC common shares or DSUs.

•	Director Deferred Share Unit/Common Share Election Plan – Directors may elect to receive their equity compensation in either DSUs or CIBC common shares.

•	Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding under the DSOP. See pages 71 and 72 of the Compensation Discussion and Analysis for additional information relating to the DSOP.

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2016.

Name(1) (all figures in C$)	Fees Earned(2)						Allocation of Fees
	Annual Retainer		Committee Member and Chair Retainers	Meeting Attendance Fees	Travel Fees		Cash	Share-Based
	Equity	Cash				Total Compensation		Common Shares	DSUs
Brent S. Belzberg	100,000	100,000	15,000	—	4,000	219,000	—	—	219,000
Nanci E. Caldwell(3)	122,056	122,056	—	2,692	13,203	260,007	137,951	122,056	—
Gary F. Colter(4)	100,000	100,000	30,833	1,000	4,000	235,833	131,666	—	104,167
Patrick D. Daniel	100,000	100,000	15,000	3,000	10,000	228,000	128,000	—	100,000
Luc Desjardins	100,000	100,000	—	1,000	4,000	205,000	105,000	100,000	—
Gordon D. Giffin(4)(5)	133,578	133,578	46,752	1,347	13,378	328,633	195,055	—	133,578
Linda S. Hasenfratz	100,000	100,000	50,000	2,000	4,000	256,000	131,000	125,000	—
Kevin J. Kelly	100,000	100,000	—	3,000	4,000	207,000	—	—	207,000
Christine E. Larsen(6)	77,391	77,391	—	—	10,604	165,386	29,952	135,434	—
Nicholas D. Le Pan(4)	100,000	100,000	10,000	4,000	14,000	228,000	128,000	100,000	—
John P. Manley	250,000	150,000	—	—	—	400,000	—	—	400,000
Jane L. Peverett	100,000	100,000	50,000	1,000	10,000	261,000	108,250	—	152,750
Katharine B. Stevenson	100,000	100,000	44,167	2,000	4,000	250,167	150,167	100,000	—
Martine Turcotte(4)	100,000	100,000	25,000	2,000	6,000	233,000	—	—	233,000
Ronald W. Tysoe	133,578	133,578	66,789	4,038	15,968	353,951	220,373	—	133,578
Barry L. Zubrow(4)	133,578	133,578	13,358	4,038	18,554	303,106	169,528	133,578	—
TOTAL	1,850,181	1,750,181	366,899	31,115	135,707	4,134,083	1,634,942	816,068	1,683,073

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See the Summary Compensation table on page 68 for Mr. Dodig’s compensation as an executive officer.

19	CIBC PROXY CIRCULAR

Directors

(2)	Amounts paid in U.S. dollars to directors who are U.S. residents and whose primary residence is outside Canada were converted to Canadian dollars on the first Friday of the month the directors are paid using the spot exchange rate as reported by Bloomberg.

•	US$1.00 = $1.3825 on February 5, 2016

•	US$1.00 = $1.2949 on May 6, 2016

•	US$1.00 = $1.3196 on August 5, 2016

•	US$1.00 = $1.3461 on November 4, 2016

(3)	Ms. Caldwell joined the Board December 4, 2015.

(4)	Fees paid for service on the Special Litigation Committee are included in the column called “Committee Member and Chair Retainers”.

(5)	Mr. Giffin received an additional US$80,000 annual retainer for serving as a director of CIBC’s U.S. operating subsidiary Atlantic Trust Company, N.A.

(6)	Ms. Larsen joined the Board April 5, 2016.

Director equity ownership guideline

The Board expects directors to hold at least six times their annual cash retainer in CIBC common shares and/or DSUs. Directors are expected to reach this ownership level within five years after joining the Board.

Directors must take $100,000 of their $200,000 annual retainer in either CIBC common shares or DSUs. The Chair of the Board must take $250,000 of his $400,000 annual retainer in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the director equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs.

Each of the director nominees has met the share ownership guideline with the exception of Nanci Caldwell (who joined the Board December 4, 2015), Christine Larsen (who joined the Board April 5, 2016), and Barry Zubrow (who joined the Board April 23, 2015). Each of these nominees is acquiring equity under the director compensation program to reach the equity ownership guideline.

Each director nominee’s equity ownership interest in CIBC is set out in his or her biography on pages 8 to 16.

CIBC PROXY CIRCULAR	20

BOARD COMMITTEE REPORTS

CIBC has four standing committees of the Board, each with a Board-approved mandate: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee. Each committee is satisfied that it fulfilled its mandate during fiscal 2016 and reports below on its mandate, key activities and membership.

Each director participates in CIBC’s director development program. See page 41 for each committee’s participation in ongoing director education during fiscal 2016.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 23 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Find the Committee Mandate at www.cibc.com

The primary functions of the Audit Committee are to: fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements as they relate to the Audit Committee mandate; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries. The Audit Committee has the ultimate responsibility for the internal audit function and oversees its performance.

The Audit Committee reviews, approves and/or recommends for Board approval:

•  Financial Reporting

✓  Integrity of CIBC’s financial statements and financial disclosures

✓  Annual and interim consolidated financial statements and MD&A and AIF

✓  External auditors’ report on the consolidated financial statements

✓  Any material changes in accounting policies and practices

•  External Auditors

✓  Guidelines on hiring employees from the external auditors

✓  External auditors’ scope, terms of engagement and annual audit plan

✓  Selection and recommendation of external auditors, for appointment by shareholders

✓  Annual assessment of the qualifications, performance, effectiveness and service quality of the external auditors and the lead partner, considering:

–   their independence, objectivity and professional skepticism;

–   the quality of the engagement team;

–   the quality of their communications and interactions; and

–   the quality of their service.

✓  External auditors’ compensation

✓  External auditors’ annual report on their internal quality-control procedures

✓  Periodic comprehensive review of the external auditor at least every five years

✓  Rotation of external auditors’ lead partner

•  Internal Audit Function

✓  Internal Audit organizational framework and charter

✓  Appointment or removal of Chief Auditor

✓  Mandate, goals, effectiveness and independence of Chief Auditor and the Internal Audit function

✓  Periodic independent third party assessment of the Internal Audit function

✓  Internal Audit function’s annual audit plan including scope, the overall risk assessment methodology and overall design and operating effectiveness of internal control, risk management and governance systems and processes

21	CIBC PROXY CIRCULAR

Board Committee Reports

•  Finance Function

✓  Finance organizational framework

✓  Appointment or removal of Chief Financial Officer (CFO)

✓  Mandate and goals of CFO and the effectiveness of CFO and the Finance function

✓  Periodic independent third party assessment of Finance function

•  Internal Controls

✓  Monitoring of internal control systems

✓  Effectiveness of the design and operation of internal control systems

✓  Fraud prevention and detection program

✓  Business continuity management and insurance programs

•  Whistleblowing Procedures

✓  Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•  Succession Planning

✓  Succession plans for the CFO and the Chief Auditor

2016 ACTIVITIES

Oversight of Risk Relating to Control Environment: The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including coordination between the Committee and the Risk Management Committee on the reporting of deficiencies and remediation activities, and the monitoring of the effectiveness of the three lines of defence model.

Oversight of Control Functions: The Committee continued to monitor the effectiveness of Internal Audit and Finance, with particular emphasis on the compliance by these functions with regulatory expectations. The Committee reviewed communications from regulators and monitored the adequacy of management’s response. The Committee also monitored succession planning for the CFO and Chief Auditor roles.

Oversight of Regulatory Developments: The Committee continued to monitor regulatory developments and guidance from OSFI, global regulators and the Basel Committee on Banking Supervision, including the incorporation of enhanced measures for the annual assessment of the external auditor, updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking exercises.

Oversight of International Financial Reporting Standards (IFRS): The Committee continued its oversight of new IFRS standards and emerging IFRS accounting developments.

MEMBERSHIP

Each Committee member is independent and “financially literate” as required by the NYSE and the CSA and three members of the Committee are “audit committee financial experts” under the SEC rules. Individual biographical information is on pages 8 to 16.

•   Jane L. Peverett, Chair

•   Gary F. Colter

•   Luc Desjardins

•   Christine E. Larsen

CIBC PROXY CIRCULAR	22

Board Committee Reports

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 16 (Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee a formal written statement describing all relationships between EY and CIBC that may reasonably be thought to bear on independence as required by PCAOB Rule 3526. The formal written statement includes a confirmation that EY is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and in compliance with PCAOB Rule 3520.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2016 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Jane Peverett, Chair, Gary Colter, Luc Desjardins and Christine Larsen.

23	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Corporate Governance Committee

The Chair of the Corporate Governance Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to governance, beginning on page 29 of this Circular. The Committee has also provided the Statement of Corporate Governance Practices, starting on page 30, which describes the governance framework that guides the Board and management in fulfilling their obligations.

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

•  Oversight of Corporate Governance Matters

✓  Corporate governance framework and activities

✓  Processes for administering CIBC’s Disclosure Policy

✓  Corporate governance disclosure

•  Composition and Performance of the Board and its Committees

✓  Nomination of directors to the Board and Board committees

✓  Composition of a Board committee

✓  Criteria for Director and committee member selection

✓  Oversight of director development program

✓  Performance goals for the Chair of the Board

✓  Director compensation

✓  Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and committee chairs

✓  Performance evaluation of the Board, the directors, each committee and the Chair of the Board

✓  Director independence and director independence criteria

✓  Criteria for the tenure of directors

✓  Effectiveness of management reports to the Board and Board committees

•  Chair of the Board Succession

✓  Succession and emergency preparedness planning process for the Chair of the Board

•  Conflicts of Interest and Conduct Review

✓  Policies, practices and procedures relating to self-dealing and conflicts of interest

✓  Compliance with CIBC’s Code of Conduct for employees and contingent workers and Code of Ethics for Directors

✓  Policies and procedures relating to reputation risk (including policies, procedures and reports relating to customer complaints, privacy related risks and incidents, and Board and employee compliance with the Code of Ethics for Directors or Code of Conduct) to promote accurate, timely and broadly disseminated disclosure of material information about CIBC and its efforts to conduct its business in an ethical and socially responsible manner

✓  Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

CIBC PROXY CIRCULAR	24

Board Committee Reports

2016 ACTIVITIES

Overboarding: With changes to the overboarding policy of some shareholders and proxy advisory firms, the Committee reviewed its approach to assessing director performance, as well as new board opportunities for CIBC directors. As part of the review, the Chair of the Committee met with shareholders and proxy advisory firms to discuss the change in their policies. As a result, the Committee codified its approach to monitoring director performance and identified the range of factors the Committee considers when looking at director performance. In addition, CIBC now provides more disclosure on the strength of its oversight and monitoring of director performance, which is the Committee’s preferred approach over a numerical limit on public company boards.

Stakeholder Engagement: The Committee continued to meet with regulators, shareholders and proxy advisory firms. Discussion topics included executive compensation, board composition, gender diversity, overboarding and how director performance is monitored. Stakeholder engagement allows the Committee and the Board to be responsive to governance matters that are important to CIBC and its stakeholders.

Individual Director Continuing Education: The Committee established a “catalogue” of individual director continuing education opportunities comprised of external in-person learning at accounting firms and governance organizations; e-learning through online publications, videos and webcasts; and CIBC site tours such as visits to MaRS, a Toronto-based technology and innovation centre, and CIBC’s enterprise security operations. Directors are encouraged to participate in individual learning, in addition to continuing education sessions conducted at Board and committee meetings.

Board Diversity: The Board values all aspects of diversity and strives to promote diversity on CIBC’s Board. The Committee codified the Board’s commitment in a Board Diversity Policy. The Committee continues to promote Board gender diversity and revised its target to at least 30% women and at least 30% men on the Board. This change was based on feedback from stakeholders and our review of governance practices relating to gender targets. If the nominees put forward for election in this Circular are elected by shareholders, CIBC’s Board will be comprised of 37.5% women and 62.5% men.

MEMBERSHIP

Each Committee member is independent. Individual biographical information is on pages 8 to 16.

•    Katharine B. Stevenson, Chair

•    Brent S. Belzberg

•    Gary F. Colter

•    Patrick D. Daniel

•    Gordon D. Giffin

•    Martine Turcotte

25	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Chair of the Management Resources and Compensation Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, beginning on page 47 of this Circular.

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organizational effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of building a strong, innovative and relationship-oriented bank, as well as CIBC’s risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

•  Performance, Compensation and Employment Arrangements

✓  Performance goals and measures for the CEO, Executive Committee (EXCO) and other key officers

✓  Performance evaluation and compensation for the CEO, EXCO and other key officers

✓  CEO and senior executive appointments and employment arrangements, including compensation, for anyone at the level of Executive Vice-President and above or with total direct compensation above a certain level

•  Succession Planning and Executive Development

✓  Succession plans for the CEO, EXCO and other key officers

✓  Progress on broad-based leadership development initiatives and specific development plans of succession candidates for key leadership roles

•  Compensation Risk, Incentive Funding, Ownership, Philosophy, Policies and Plans

✓  Amendments to compensation philosophy, material principles, policies, practices and plans

✓  An independent report on material compensation plans to assess whether the plans operate as intended and compensation paid is appropriate based on actual business performance and risk

✓  Alignment of compensation with business performance and risk

✓  With risk input, annual incentive compensation and allocations for functional groups, strategic business units and key lines of business

✓  Equity ownership guidelines and actual holdings for all executives and Managing Directors (MDs) in Wealth Management and Capital Markets

•  Benefits and Perquisites

✓  Pension investment performance, material risks, beneficiary payments and governance

✓  New plans or material amendments to existing plans

✓  Executive perquisites

•  Internal Controls, Regulatory Compliance and Human Resources Risks

✓  Management’s assessment of significant human resources risks and effectiveness of related internal controls

✓  Material organizational changes

✓  Compliance with the Financial Stability Board’s principles and standards and other regulatory requirements in the jurisdictions in which CIBC operates

•  Disclosure

✓  Executive compensation disclosure in the Circular

CIBC PROXY CIRCULAR	26

Board Committee Reports

2016 ACTIVITIES

Succession Planning and Talent Management: The Committee continued to invest significant time on talent management and succession planning. The succession planning was focused on developing longer-term cross business unit talent and ensuring depth and optionality in the CEO succession pipeline. The Committee and the Board continue to review the evolution of CIBC’s corporate culture to ensure employee engagement fosters a diverse and inclusive workplace and supports our strategy.

CEO and EXCO Compensation: The Committee and Board set challenging, stakeholder-aligned performance goals and measures for the CEO and EXCO members, ensuring variability of realizable pay based on performance while continuing to motivate our leaders to deliver long-term shareholder value within our risk appetite.

In 2016, we modified the performance measures for funding the executive compensation incentive pool to create stronger alignment of total executive pay with bank performance. We also extended the target-based incentive program in place for the CEO and EXCO to all executives and continued to increase executive ownership by raising equity deferral rates.

MEMBERSHIP

Each Committee member is independent. Individual biographical information is on pages 8 to 16.

•    Linda S. Hasenfratz, Chair

•    Patrick D. Daniel

•    Gordon D. Giffin

•    Nicholas D. Le Pan

•    Katharine B. Stevenson

Report of the Risk Management Committee

MANDATE Find the Committee Mandate at www.cibc.com

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. In addition, the Committee acts as the U.S. Risk Management Committee in overseeing risk pertaining to the U.S. region.

•  Principal Business Risks

The Risk Management Committee reviews, approves and/or recommends for Board approval:

✓  CIBC and business level risk appetite statements

✓  Management’s proposed risk limits

✓  CIBC’s capital plan and key frameworks and policies

✓  Risk assessment processes relative to new strategies, products or services

✓  CIBC’s Recovery and Resolution Planning

✓  Management’s assessment of Information Technology risk and governance activities

The Risk Management Committee monitors, on a regular basis:

✓  Alignment of strategic plans with risk appetite statements

✓  Risk profile, the appropriateness and soundness of the risk culture, and management stress tests in relation to capital at risk

✓  Risk related aspects of year-end compensation recommendations

✓  Strategic and emerging risk issues and trends

✓  Compliance with the risk limits, frameworks and policies

27	CIBC PROXY CIRCULAR

Board Committee Reports

•  Risk Management and Compliance Functions

The Risk Management Committee oversees:

✓  Organizational structure for CIBC’s independent Risk Management and Compliance functions and their effectiveness

✓  Mandate and goals of the Chief Risk Officer (CRO) and the Chief Compliance Officer (CCO), and the effectiveness of the CRO and the CCO

✓  Staff resourcing and financial plans and management’s assessment of the effectiveness of Risk Management and Compliance

✓  Annual Compliance plan

✓  Succession plans for the CRO and CCO

•  Compliance

The Risk Management Committee reviews:

✓  Management’s reports on regulatory compliance matters and effectiveness of CIBC’s compliance policies and programs

✓  Management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate

2016 ACTIVITIES

Risk Management Framework and Governance: The Committee reviewed CIBC’s risk management framework, including CIBC’s Risk Appetite Statement and how it is translated into actionable measures for CIBC’s strategic business units (SBUs) and infrastructure groups, along with enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks. The Committee also reviewed refinements to various risk limits, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

Compliance Framework and Governance: The Committee reviewed CIBC’s Compliance Framework, including its Independent Oversight Activities and Compliance Program Improvement Initiatives planned for fiscal 2017, and continued to monitor global regulatory developments and guidance and compliance with regulatory requirements. The Committee also reviewed the CCO’s quarterly reports on Compliance as well as the Chief Anti-Money Laundering (AML) Officer’s annual report.

Top and Emerging Risks: The Committee reviewed management’s analysis of the low oil price environment, market liquidity levels, climate change and payment systems. In addition, developments pertaining to top risk themes (i.e., cyber security, geopolitics, commodities (including oil and gas), China, Brexit, European sovereign debt, and Canadian consumer debt) were monitored on a regular basis. The Committee also reviewed reports on stress testing relative to macro-economic conditions including an assessment of capital adequacy.

Business Risk Reviews: The Committee reviewed presentations on the risks associated with various business activities including residential mortgages, Canadian Commercial Real Estate Lending, Credit Cards, Oil & Gas Portfolio, Global Mining Portfolio, Non-Bank Financial Institutions Portfolio, Capital Markets trading business, as well as reviews of CIBC FirstCaribbean International Bank and CIBC Mellon Trust Company.

MEMBERSHIP

Each Committee member is independent. Individual biographical information is on pages 8 to 16.

•    Ronald W. Tysoe, Chair

•    Brent S. Belzberg

•    Nanci E. Caldwell

•    Kevin J. Kelly

•    Martine Turcotte

•    Barry L. Zubrow

CIBC PROXY CIRCULAR	28

GOVERNANCE LETTER TO SHAREHOLDERS

To our fellow shareholders:

We believe open communication with you is an important part of being a strong, innovative, relationship-oriented bank. We reached out to stakeholders in fiscal 2016 – shareholders, shareholder advocacy groups, proxy advisory firms and regulators. These conversations are important to us because of the valuable feedback you give us about corporate governance practices and our disclosure.

Director effectiveness

In some meetings, we heard concerns about whether directors serve on too many boards. Some shareholders and proxy governance advisory firms consider a director to be on too many boards when the number of boards a director serves is more than four. For others, that number is five. The limit may be different if the director is a CEO or the public company is Canadian or American. You shared your main concern: can a director be effective serving on multiple boards? We share your focus and want to let you know how we monitor the performance of our Board members.

At CIBC we do not have a numerical limit on the number of boards CIBC directors may serve. We know the commitment required to be an effective director of a bank and we recognize that the capacity of a director to maintain the focus expected at CIBC’s Board and committee meetings, as well as other public companies, may differ.

We also recognize that multiple public company board service can enhance a director’s breadth and depth of experience and provide another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment. The key is balancing the insights gained from other boards with the ability to prepare for and participate effectively in CIBC’s Board and committee meetings.

Our Corporate Governance Committee monitors director performance regularly. This year, we codified our approach and improved our disclosure on specific directors who exceed the numerical limit of certain stakeholders. See our director nominee biographies starting on page 8 and “Outside board memberships and overboarding” on page 34.

Board diversity

The Corporate Governance Committee codified the Board’s commitment to all aspects of diversity among its members and understands the value that diversity brings to the Board’s decision-making. Based on stakeholder feedback, we also revised our gender diversity target from “at least 30% women on the Board by 2017” to “at least 30% women and at least 30% men”. If the nominees put forward for election in the 2017 Management Proxy Circular are elected by shareholders, CIBC’s Board will be comprised of 37.5% women and 62.5% men.

Thank you

Our Statement of Corporate Governance Practices on the following pages explains the governance framework that supports your Board and management in fulfilling our responsibilities to CIBC, its shareholders, employees and clients. We value your feedback and invite you to contact any member of your Board by writing to us at corporate.secretary@cibc.com. Thank you for your ongoing dialogue and continued support.

Sincerely,

Katharine B. Stevenson Chair, Corporate Governance Committee	John P. Manley Chair of the Board

29	CIBC PROXY CIRCULAR

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices describes the governance framework that guides CIBC’s Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2017.

31	Governance Structure

31	Board Composition

32	Board Responsibilities

33	Director Independence

33 Independence standards

34 Non-material relationships

34 Outside board memberships and overboarding

35 Board interlocks

35 Service on other public company audit committees

35 In camera sessions

35 Conflicts of interest

35 Independent Chair of the Board

36	Director Nomination Process

36 Nominating a new candidate for election

36 Nominating an existing director for re-election

36	Director Tenure

36 Term limits

37 Resignation of a director

37 Majority voting

37 Meeting attendance record

38 Former Chief Executive Officer

38	Annual Performance Evaluation of the Board

38	The Chief Executive Officer

39	The Chair of the Board

39	Board Committees

40	Board Access to Independent Advisors and Management

40	Director Orientation and Continuing Education

40 New director orientation

41 Ongoing director education

42	Director Compensation

42	Compensation

42	Diversity and Inclusion

43	Talent Management and Succession Planning

44	CIBC Code of Conduct and Code of Ethics for Directors

45	Corporate Responsibility

45	Engagement

46	Contacting CIBC’s Board of Directors

46	Requesting paper copies

CIBC’s Corporate Governance Framework

The Board and management believe that CIBC’s corporate governance framework is the foundation for executing CIBC’s strategy to deliver consistent, sustainable earnings growth and build a strong, innovative relationship-oriented bank. The framework guides the Board and management in fulfilling their responsibilities to CIBC, its shareholders, employees and clients.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, auditors and regulators.

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1.	Governance Structure

▶	The Board reviews and approves key governance documents annually:

•	Statement of Corporate Governance Practices
•	Board of Directors Independence Standards
•	Mandate of the Board of Directors
•	Mandate of the Chair of the Board
•	Mandates of the Board Committees
•	Mandate of a Board Committee Chair
•	Mandate of the President and Chief Executive Officer
•	CIBC Code of Conduct
•	Code of Ethics for Directors

▶	Find them at www.cibc.com or www.sedar.com

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs.

2.	Board Composition

▶	16 director nominees are proposed for election at CIBC’s 2017 annual meeting

▶	The skills and experience of CIBC’s director nominees are on page 17 of the 2017 Management Proxy Circular (the “Circular”) which may be found at www.cibc.com

▶	A biography of each director nominee starts on page 8 of the Circular

The composition of the Board and its committees is driven by legal requirements, the annual Board evaluation process and CIBC’s strategic priorities.

Legal requirements – The Board complies with legal requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada) (the Bank Act), securities laws and stock exchanges on which CIBC shares are listed. The Board also follows guidance on board composition from the Office of the Superintendent of Financial Institutions (OSFI) and the Canadian Securities Administrators (CSA).

Board size – The Corporate Governance Committee has determined that the optimal Board size for effective decision-making is 14 to 16 non-management directors. Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively.

Director skill set and competency matrix – The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee updates the matrix regularly to reflect the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses his or her skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and determine committee composition.

The skills and experience of our director nominees in areas the Board considers important to CIBC are found on page 17 of the Circular.

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3.	Board Responsibilities

▶	The Board’s key responsibilities include oversight of and decision-making on: strategic planning, risk management, human resources, talent management and succession planning, corporate governance, financial information, communications, Board committees and director development and evaluation

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, generally through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction and priorities. Throughout the year, the Board reviews management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products, culminating in the Board’s review and approval of the strategic, financial and capital plans for the next fiscal year.

Risk management – With support from the Risk Management Committee and the Audit Committee, the Board approves CIBC’s risk appetite and oversees significant risks associated with CIBC’s businesses and operations, the implementation by management of systems, processes and controls to manage these risks and any significant deficiencies in the operation of these systems, processes and controls.

Human resources, talent management and succession planning – With assistance from the Management Resources and Compensation Committee, the Board reviews CIBC’s approach to human resources, talent management, and succession planning for the CEO and key management positions. The Board also approves compensation decisions for the CEO and other key management positions based on business performance, risk and control factors, and the extent to which management fosters a culture of integrity and inclusion.

Corporate governance – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees, directors and contingent workers.

Financial information – With assistance from the Audit Committee, the Board reviews CIBC’s internal controls relating to financial information, management reports on significant deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – With assistance from the Corporate Governance Committee, the Board reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. With assistance from the Corporate Governance Committee, the Board engages in an annual process to evaluate Board performance and develop action plans that improve Board effectiveness.

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4.	Director Independence

▶	All director nominees put forward for appointment at the 2017 annual meeting are independent except Victor Dodig, President and CEO of CIBC

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:

•	reviewing board interlocks (where two or more CIBC directors are on the board of another public company);

•	retaining advisors to provide independent advice and counsel, when needed;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	determining whether directors have a material interest in a transaction; and

•	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that comply with the Bank Act Affiliated Persons Regulations, the New York Stock Exchange (NYSE) corporate governance rules and the CSA’s director independence rules. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the U.S. Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

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Non-material relationships

The Board has identified non-material relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s particular circumstances). These “non-material relationships” include:

•	routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

•	the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships and overboarding

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of its members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers a number of factors in assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. In addition, a director is required to obtain approval from the Chair of the Board before joining a new public company board.

Three of CIBC’s directors, Nanci Caldwell, Linda Hasenfratz and Ron Tysoe, are affected by new guidelines on overboarding that have been established by certain proxy advisory firms. For information on how Ms. Caldwell, Ms. Hasenfratz and Mr. Tysoe are effective in managing their responsibilities, see their biographies on pages 9, 11 and 15 of the Circular, respectively.

The Committee believes that monitoring director performance is more effective than setting a numerical limit on the number of public boards on which a director may serve. For more information on overboarding, see the Governance Letter to Shareholders on page 29.

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Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors, which is set out below.

Company	Director	Committee Memberships
CAE Inc.	John Manley	Corporate Governance, Human Resources
	Katharine Stevenson	Audit, Corporate Governance

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance. The Corporate Governance Committee looks at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to determine their financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the Audit Committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

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5.	Director Nomination Process

▶	The Corporate Governance Committee acts as the nominating committee, meaning it recommends candidates for nomination to the Board

Nominating a new candidate for election

The Corporate Governance Committee is responsible for recommending director candidates. When the Board decides to recruit a director, the Corporate Governance Committee creates a candidate profile outlining the desired set of skills and experiences that will deepen the Board’s collective skills and experiences in support of CIBC’s strategic priorities. The Corporate Governance Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. However, the Committee also maintains a list of potential director candidates. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet the candidates to discuss their background, skills and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or disclosure issues.

Under the Bank Act shareholders may propose a director nominee, provided they hold 5% of CIBC’s outstanding common shares. In addition, shareholders may suggest director candidates at any time to the Chair of the Board who will ask the Corporate Governance Committee to review the suggestion.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

•	continuing integrity and suitability;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	tenure on the Board.

6.	Director Tenure

▶	A director retires on the earlier of 15 years after joining the Board or 75 years of age

▶	Resignation triggers for a director include:

•	a material change in the status of his or her employment
•	receiving more “withheld” votes than “for” votes
•	attending less than 75% of regularly scheduled Board and committee meetings

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Under the Bank Act, directors are elected by shareholders for a one-year term that expires at the next annual meeting. The maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event. In rare circumstances, the Corporate Governance Committee might recommend a director for re-election after the expiry of his or her maximum term if it is in the best interests of CIBC to do so.

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The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned Board member. The graph below shows the amount of time that the director nominees for election at the 2017 annual meeting have been on CIBC’s Board. The average tenure of the director nominees is 7.2 years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

•	the director no longer satisfies the director qualification requirements under applicable law;

•	there is a material change in the status of the director’s employment;

•	the director accepts a role with a company or organization which could have a material conflict with CIBC;

•	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

•	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

A director must tender his or her resignation if the director receives more “withheld” votes than “for” votes at a meeting where shareholders vote on the uncontested election of directors (a “majority withheld vote”). An “uncontested election” means an election where the number of director nominees for election equals the number of directors to be elected. Unless there were extenuating circumstances, the Corporate Governance Committee would recommend that the Board accept the resignation. The Board would make its decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it was not accepted. The director who tendered the resignation would not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set about two years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice. See pages 8 to 16 of the Circular for detailed information on Board and committee meeting attendance. During fiscal 2016, average attendance of all directors at regular Board and committee meetings was 99%. In addition, at CIBC’s most recent annual meeting of shareholders all but one of the director nominees attended.

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Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be re-elected as a director in special circumstances if in the best interests of CIBC.

7.	Annual Performance Evaluation of the Board

▶	Every year the Board evaluates its performance and effectiveness and each director participates in an annual self-assessment and peer review process.

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The evaluation includes:

•	a detailed survey completed by each director;

•	a detailed survey completed by senior executives on the performance of the CEO and the Board committees they support; and

•	individual one-on-one meetings between each director and the Chair of the Board.

The surveys ask questions about how the Board or committee satisfied its mandate, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, risk management and operations. The survey also asks for input on areas of focus for the coming year.

The one-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board shares broad themes from these meetings with the Board and uses peer feedback to review individual director performance and identify opportunities for individual director development.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. Each Board committee monitors progress against its action plan.

8.	The Chief Executive Officer

▶	The Board reviews and approves the Mandate of the Chief Executive Officer annually

▶	Find the mandate at www.cibc.com

The CEO leads the management of CIBC’s business and affairs and the implementation of the resolutions and policies of the Board. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees and regulators.

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9.	The Chair of the Board

▶	The Board reviews and approves the Mandate of the Chair of the Board annually

▶	Find the mandate at www.cibc.com

The Chair of the Board facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, leading the Board in overseeing CIBC’s strategy, providing Board feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board Committees

▶	The Board has four standing committees which report regularly to the Board

▶	For more information about each committee’s activities in 2016, please see the Circular

The Board appoints each committee chair. The term of a committee chair is about five years. A chair is responsible for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports on the committee’s key activities. In determining appropriate membership on committees, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring in new ideas and insights.

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee’s mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee meets regularly with the external auditors, the Chief Financial Officer (CFO) and the Chief Auditor. All Committee members are independent and three of the four members are “audit committee financial experts” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for providing strategic oversight of CIBC’s human capital, which covers organizational effectiveness; leadership development; succession planning, including the depth and diversity of succession pools; talent management; and the alignment of bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance practices, has duties relating to CIBC’s pension funds and oversees the preparation of the Compensation Discussion and Analysis in the Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, employment arrangements, performance objectives, performance evaluation, compensation, and succession plans for the CEO and other key management positions. All Committee members are independent.

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The Corporate Governance Committee is responsible for overseeing corporate governance and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries. The Corporate Governance Committee oversees CIBC’s governance framework; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; and compliance with CIBC’s codes of conduct for employees, directors and contingent workers. All Committee members are independent.

The Risk Management Committee is responsible for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against its risk appetite. The Risk Management Committee oversees the identification, measurement, monitoring and control of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities for all principal business risks; the design and effectiveness of CIBC’s independent risk management and compliance functions; and compliance with legal and regulatory requirements. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of compensation decisions. All Committee members are independent.

11.	Board Access to Independent Advisors and Management

▶	The Management Resources and Compensation Committee has retained an independent compensation advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform work on any other CIBC mandate

▶	The Audit Committee and Risk Management Committee receive updates from an independent advisor periodically which review the effectiveness of oversight functions such as Internal Audit, Finance, Compliance and Risk Management

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director Orientation and Continuing Education

▶	The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to education.

CIBC’s director development program fosters the continuous education of Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities. During fiscal 2016, approximately 12.38% of agenda time was dedicated to director development.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s By-Law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. Management also hosts tours of CIBC businesses and operations. The committee chair arranges orientation sessions about the committee the new director joins. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

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Ongoing director education

Ongoing director education consists of external course offerings; regular education presentations by internal and external experts; one-on-one sessions between a director and an internal or external expert on specific topics; tours of CIBC businesses and operations; and online publications. CIBC pays the cost of director continuing education. The Chair of the Board is responsible for coordinating continuous education programs at the Board level. Each Board committee chair is responsible for the continuous education of committee members.

The table below shows examples of the continuing education directors participated in during fiscal 2016.

Board	•Anti-Money Laundering
•Branding
•Business and Corporate Banking
•Cyber Security
•Economic Environment Update
•Investor Community Perspective on CIBC
•MaRS Discovery District Tour
•Mortgages
•Oil & Gas
•Strengthening the Liberal World Order
Audit Committee	•Auditing Developments Update Including Enhanced Auditor’s Report
•IFRS 9 Transition
•Internal Audit Methodology and Trends
•Structured Credit Overview
•Treasury Overview
Risk Management Committee	•Market Liquidity Strategic Risk
•Model Risk
•Structural Interest Rate Risk
•Stress Testing Methodology
•Resolution Planning
Management Resources and Compensation Committee	•Pension Risk and Currency Management
•Market Performance and Pay Trends
•Governance and Regulatory Developments
Corporate Governance Committee	•Governance Regulatory Developments

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13.	Director Compensation

▶	A director is expected to have six times the annual cash retainer in CIBC common shares or deferred share units within five years after joining the Board

▶	For more information regarding director compensation, please see the Circular

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC, in support of CIBC’s strategy. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of our shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

14.	Compensation

▶	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards:

•	the Management Resources and Compensation Committee is responsible for all employee incentive compensation, not just senior officers;
•	the implications of risk taking are evaluated throughout the compensation decision-making process;
•	there is a higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	there is a compensation clawback mechanism for misconduct and significant unexpected losses

▶	For more information regarding executive compensation, please see the Circular

When making incentive compensation decisions, the Management Resources and Compensation Committee looks at CIBC’s financial performance, adherence to CIBC’s Risk Appetite Statement, impact of control matters, client satisfaction metrics and other key metrics established by management and the Board. In addition, for certain positions, the Management Resources and Compensation Committee considers individual performance against goals approved by the Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, Chief Risk Officer (CRO), Chief Commercial Officer and the Chair of the Risk Management Committee when it reviews and recommends Board approval of aggregate incentive compensation funding for CIBC and the allocations to strategic business units and key lines of business. The Committee also looks at the sustainability of earnings and adherence to CIBC’s risk management and control framework. The Management Resources and Compensation Committee recommends for Board approval the individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

15.	Diversity and Inclusion

▶	One of Canada’s Best Diversity Employers for the past six years

▶	The Board surpassed its gender diversity target of at least 30% women and at least 30% men

▶	Women on the Board and in senior management:

•	37.5% of Board nominees
•	27% on Executive Committee
•	30% in executive roles

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CIBC is committed to a fair and inclusive work environment where diverse ideas and perspectives are valued. The Board believes it is imperative when executing CIBC’s strategy to leverage individual differences that reflect the diverse background and demographics of CIBC’s clients and employees including age, gender, ethnicity, religion, ability, sexual orientation and experiences. The Board recognizes the value that all aspects of diversity bring to the boardroom in gaining other perspectives and making better decisions for CIBC and its clients, shareholders and employees.

The Board has a policy which outlines its commitment to diversity among its members. The Board strives to enhance diversity while seeking the best directors with the qualifications and range of skills and experience needed to fulfill its mandate. The Corporate Governance Committee establishes director selection criteria and assesses the skills, diversity, competencies and experiences of Board members annually. This assessment helps the Corporate Governance Committee measure progress on its diversity objectives. See “Board Composition – Director skill set and competency matrix” on page 31.

The Board has achieved its gender diversity target and continues to demonstrate its commitment to gender diversity:

1.	Board Processes: The Board assesses its diversity through the annual Board evaluation process. See “Annual Performance Evaluation of the Board” on page 38.

2.	Collaboration and Leadership: The Board has a culture where diverse perspectives are sought and valued. CIBC’s Board committees are comprised of at least one-third women and three of those committees continue to be chaired by women: the Audit Committee, the Management Resources and Compensation Committee and the Corporate Governance Committee.

3.	Tone at the Top: Diversity and inclusion is important to Victor Dodig, CIBC’s President and CEO. Mr. Dodig is a member of the Catalyst Canada Advisory Board, along with John Manley, Chair of the Board, and Linda Hasenfratz, Chair of the Management Resources and Compensation Committee. Mr. Dodig is Chair of the 30% Club Canada, of which fellow directors John Manley and Luc Desjardins are also members. Mr. Dodig established a group of senior executives, the Gender Action Committee, to focus specifically on the implementation of CIBC’s gender diversity and inclusion strategy. This committee tracks the status of CIBC’s gender diversity goals.

For more information, see “Diversity and Inclusion” on page 67 of the Circular and CIBC’s 2016 Corporate Responsibility Report and Public Accountability Statement.

16.	Talent Management and Succession Planning

▶	The Management Resources and Compensation Committee and the Board review succession plans within various time frames for all members of the Executive Committee, including the CEO

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business. The Management Resources and Compensation Committee monitors CIBC’s talent management strategy and performance against key metrics; oversees leadership development initiatives across all levels of the organization; has responsibility for succession planning; and reviews the specific development plans for high potential employees and succession candidates in key leadership roles.

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Statement of Corporate Governance Practices

The Management Resources and Compensation Committee and the Board have regular discussions to review internal succession candidates for key leadership positions at CIBC across various time frames ranging from one to three years, four to seven years and eight or more years. Each review identifies succession candidates for various roles, the status of development plans and changes since the last update. They also identify candidates who can step into a key role in an emergency situation.

Succession planning for certain roles is also reviewed by different committees. The Management Resources and Compensation Committee reviews the succession plans of the CEO and a number of positions identified as critical roles; the Audit Committee reviews the succession plans of the CFO and the Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO and the Chief Compliance Officer.

17.	CIBC Code of Conduct and Code of Ethics for Directors

▶	Every year employees and contingent workers certify they are familiar with the Code of Conduct and adhere to it

▶	Directors make the same certification on the Code of Ethics for Directors

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to every employee of CIBC and its wholly owned subsidiaries globally as well as temporary agency workers, contractors and service provider workers delivering services to CIBC (“contingent workers”). The Code of Ethics for Directors applies to all members of the Board. These codes establish the standards that govern the way employees, contingent workers and directors deal with each other, CIBC’s shareholders, clients, suppliers, competitors and communities. The codes cover several topics such as upholding the law, acting with honesty and integrity, treating everyone with respect, avoiding conflicts of interest, protecting CIBC’s brand, clients, investors and the environment, safeguarding information, and cooperating with internal or regulatory investigations. Every year, employees are required to attest that they have read, understood and will abide by CIBC’s Code of Conduct at all times. Similarly, directors are required to attest annually to their familiarity with and adherence to the principles of CIBC’s Code of Ethics for Directors.

CIBC’s Code of Conduct encourages employees and contingent workers to speak up if they become aware of a violation of the code by raising their concern so that it can be investigated and addressed. There are multiple ways in which violations can be reported, including directly to the employees’ manager or Corporate Security, confidentially by calling CIBC’s Ethics Hotline or in writing to the Chief Executive Officer, any member of the Executive Committee, or any member of the Board.

Any changes to the codes are considered by the Board for approval. The Board or a committee of the Board may grant a waiver to a director or certain executive officers if warranted, and the waiver must be disclosed promptly as required by law and/or stock exchange requirements.

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Statement of Corporate Governance Practices

18.	Corporate Responsibility

▶	Find the CIBC 2016 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility. The Corporate Governance Committee reviews policies which describe CIBC’s efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s codes of conduct for employees, directors and contingent workers, client complaint processes, privacy matters, and the Board’s stakeholder engagement framework. The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework.

19.	Engagement

▶	Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices

▶	Stakeholders may contact the Board, the Chair of the Board, a Board committee or a director as set out below

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is an important part of being a strong, innovative, relationship-oriented bank. Set out below are some of the ways CIBC engages with its stakeholders.

Disclosing material information to the market – CIBC’s disclosure policy reflects our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. Annually, the Corporate Governance Committee reviews how management administers the policy. The Board reviews and approves changes to the policy. CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, as well as controls around CIBC’s disclosure and financial reporting.

Communication strategy – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, investors, the media, the community and government. The Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and others in the investment community to talk about CIBC’s approach to governance, risk governance, talent management, executive compensation and emerging governance practices.

Confidential Ethics Hotline – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for the investigation, closure and management reporting of concerns raised by employees and external parties (e.g., clients, suppliers and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. There are a number of ways to raise these concerns. CIBC’s Ethics Hotline allows employees and external parties to do so anonymously and confidentially. Employees and external parties may also report concerns about fraud, integrity issues, ethics concerns, violations of CIBC’s Code of Conduct or violations of a law or regulation through the Ethics Hotline.

Annual Meeting – CIBC’s annual meeting of shareholders is held at different locations across Canada so that directors and management can meet shareholders and clients directly. The meeting is also conducted as a live webcast, so that all shareholders can participate.

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Statement of Corporate Governance Practices

‘Say on Pay’ – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in the Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee reviews the results of this vote when considering future executive compensation decisions.

Hearing from shareholders – CIBC’s Investor Relations website on www.cibc.com contains helpful information, such as upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. CIBC’s Investor Relations department welcomes dialogue with investors and potential investors.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

We encourage you to support CIBC’s efforts to go green by accessing these materials at www.cibc.com.

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MESSAGE TO OUR FELLOW SHAREHOLDERS

At CIBC, we are building the bank of the future and putting our clients at the center of everything we do, while delivering growth to our shareholders.

Executive compensation is one of your Board’s most important responsibilities, and one we take very seriously. We strive to be an industry leader in our pay design, policies and disclosure.

To this end, we redesigned our approach to executive compensation to simplify, increase transparency and strengthen the alignment of incentive awards and funding with CIBC’s strategic goals. Our compensation philosophy is simple and consistent. Our objective is to pay for performance and reward our leaders for delivering enduring shareholder value through successful execution of our strategy while adhering to our risk tolerance.

Our strategy

Banking is evolving at a fast pace in Canada and globally. We are transforming CIBC to thrive in this new environment and are building a strong, innovative and relationship-oriented bank with clear priorities to:

•	focus on our clients;

•	innovate for the future; and

•	simplify our bank.

These three integrated, bank-wide priorities are anchored in our culture and our brand, with every member of our bank playing an important role and working together to successfully execute our strategy.

Linking executive pay to strategy and shareholder experience

At the beginning of the year, we implemented a new compensation approach for our executives to increase transparency about how incentive awards are determined and to strengthen the link between pay and performance. The new approach aligns with the prevalent market practice of establishing incentive targets as a percentage of base salary and incorporating business and individual performance multipliers.

•	We establish Total Incentive Compensation (TIC) targets at the start of the year based on historical pay, internal equity and market competitiveness.

•	We determine an Individual Performance Factor (IPF) for each executive based on their performance against goals established at the beginning of the year and their individual compliance against CIBC’s risk appetite.

•	We apply a Business Performance Factor (BPF) to all executives based on CIBC’s financial performance measured by our adjusted earnings per share (EPS), client satisfaction measured by our IPSOS Net Promoter Score (NPS) and simplification and efficiency measured by our adjusted non-interest expense to revenue (NIX) ratio.

•	We review risk and other qualitative factors which may result in adjustments to the final BPF.

This new structure allows us to differentiate incentive awards based on individual performance while aligning awards for all executives to our common vision of being the leader in client relationships and supporting our bank’s strategic priorities.

The new executive compensation approach is described starting on page 57 of the Compensation Discussion and Analysis.

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Message to our Fellow Shareholders

2016 performance

2016 was another strong year for CIBC. We delivered record financial results and made solid progress in building a strong, innovative and relationship-oriented bank that delivers enduring growth to our shareholders.

•	In Retail and Business Banking, we continued to make banking a better experience for our clients with changes to our banking centres, leveraging digital channels, building partnerships and using innovation to meet our clients’ needs. These actions are deepening our existing client relationships, attracting new clients to our bank and delivering on our brand promise of banking that fits the life of our clients.

•	In Wealth Management, we continued to enhance our clients’ experience, improve our asset growth and simplify processes.

•	In Capital Markets, we continued to focus on strengthening and expanding our leadership positions in Canada, building a North American platform, expanding coverage in key sectors globally and delivering innovation to clients across CIBC.

In 2016, each of our businesses made progress against their strategic priorities. You can read about their performance in detail in our 2016 Annual Report. In summary:

•	we delivered record total bank earnings against the headwind of challenging markets, including adjusted net income of $4.1 billion(1) and adjusted EPS of $10.22(1), resulting in adjusted EPS growth of 8%;

•	we increased our common share dividends by 10% and delivered an adjusted return on equity (ROE) of 19%(1), while investing in our businesses and building our Common Equity Tier 1 capital ratio to 11.3% at October 31, 2016;

•	we reduced our NIX ratio by 160 basis points (bps), from 59.6%(1) to 58.0%(1) on an adjusted basis, as we continue to simplify, transform and innovate our bank for the future while driving profitable growth for our shareholders;

•	we made progress on our client satisfaction metrics with our NPS increasing 1.5 points to a record CIBC high;

•	we announced a definitive agreement in June to acquire Chicago-based PrivateBancorp, a high-quality, middle market commercial bank with US$19.1 billion in assets at September 30, 2016, reflecting progress against our strategy to expand our reach in North America (the acquisition is subject to PrivateBancorp shareholder approval and therefore was not considered in fiscal 2016 compensation decisions);

•	we managed risk well, with most of our Risk Appetite Statement measures performing in alignment with our limits; and

•	we had strong performance across CIBC in our key talent measures, most notably our employee net promoter score which measures how likely our employees are to recommend CIBC as a place to work and do business.

To ensure that we continue our positive momentum, we have maintained aggressive medium-term targets of growing EPS by at least 5% annually, while achieving a ROE of at least 15%. We have also set a goal to become number one in client satisfaction. To achieve this, we have created a cross-functional team of senior leaders and client champions across all levels of our bank with focus on concrete initiatives to accelerate improvements in our client experience.

(1)	Adjusted results are non-GAAP and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2016 Annual Report. We use these non-GAAP measures of adjusted EPS and adjusted NIX as an element in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing performance and determining compensation” section of this Circular on page 58.

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Message to our Fellow Shareholders

Chief Executive Officer (CEO) compensation

2016 pay

Based on CIBC’s strong 2016 performance where we achieved record financial results, Mr. Dodig earned Total Direct Compensation (TDC) of $8.79 million for fiscal 2016, which was $1.29 million or 17.2% above his TDC target of $7.50 million. Mr. Dodig’s incentive compensation of $7.79 million is comprised of a cash bonus of $2.34 million, Performance Share Units (PSUs) of $4.36 million and stock options (options) having a compensation value of $1.09 million. The Committee and Board believe that Mr. Dodig’s performance in leading CIBC to a year of record financial results, while also meaningfully and measurably advancing our strategy and culture, supports our CEO pay decision.

2016 ownership

Your CEO is a significant shareholder in CIBC. As of December 31, 2016, he owned 15.2 times his base salary in CIBC equity. To further increase his CIBC ownership and to demonstrate his belief in the long term strategy of CIBC, Mr. Dodig voluntarily elected to receive the entire amount of his fiscal 2016 cash bonus of $2.34 million in the form of Deferred Share Units (DSUs). These DSUs will not payout until he leaves CIBC. With his fiscal 2016 PSU grant of $4.36 million and his voluntary DSU election of $2.34 million, Mr. Dodig’s personal investment in CIBC common shares and vested share units is $4.37 million and unvested share units is $10.80 million at December 31, 2016.

2017 TDC target change

Mr. Dodig’s TDC target has remained the same since his appointment as CEO in 2014. The Committee and Board approved an increase to his target for fiscal 2017 based on the analysis of Mr. Dodig’s compensation against the market, and his strong performance over the past two years in building the foundation for CIBC’s future. Mr. Dodig’s TDC target increased by $0.50 million to $8.00 million.

Continuing to evolve our pay practices

Over the past year, we continued to make a number of other changes to evolve our pay practices.

•	We increased incentive deferral rates again for all executives by 5%, resulting in more executive ownership and total variable and unvested compensation. For our CEO and Senior Executive Vice-Presidents (SEVPs), 70% of their annual incentive award is now deferred into PSUs and options, with the weighting between PSUs and options unchanged at 80%/20%.

•	We amended our Change of Control Policy so that, if there is a termination after a change of control, PSUs would no longer vest at target, without regard to actual performance at the time of termination. Instead, PSUs would vest based on actual performance from the grant date to the termination date.

•	We updated our base salary structure in Canada and provided targeted market pay adjustments to reinforce our strategy of fairly compensating all of our employees. In support of these activities, we completed an assessment of CIBC’s Total Rewards, consisting of base salary, incentive compensation and benefits, for client-facing roles against Living Wage data in larger Canadian urban markets. The outcome of the review confirmed that CIBC’s Total Rewards offering is consistent with Living Wage principles.

Succession planning and talent management

Overseeing succession planning and talent management is one of our most important roles and your Committee and Board invest significant time on:

•	succession planning for the CEO, Executive Committee (EXCO) and other key senior leadership roles, with a focus on optionality in the near term (one to three years), mid-term (four to seven years) as well as the early identification of key talent deeper in the pipeline (eight plus years);

•	exposure to diverse, high potential talent currently below the executive level and supporting the movement of talent earlier in career to prepare future leaders for bank wide roles down the road; and

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Message to our Fellow Shareholders

•	programs across CIBC to foster collaborative leadership, engage employees, advance diversity and inclusion and instill the culture that supports achieving our strategic priorities.

Succession plans and executive bench strength at the most senior level and two levels below remain strong. Developing leaders through education and, more importantly, experience continue to be a focus.

Another important area of focus for us in succession planning and talent management is advancing the representation of women in executive roles. At the end of fiscal 2016, CIBC had 30% women in executive roles, achieving the bottom end of our goal of at least 30% to 35% by the end of fiscal 2018.

CIBC’s Committee and Board are very proud of the performance of our bank. We believe that our executive compensation and talent management programs are key to our current and future success. On behalf of the Committee and the Board, we thank you for your support. We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or by mail to CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Sincerely,

Linda S. Hasenfratz Chair, Management Resources and Compensation Committee	John P. Manley Chair of the Board

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COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program and explains how CIBC pays its executives, the decisions we made and how we determined fiscal 2016 compensation for CIBC’s CEO and EXCO, which includes the Named Executive Officers (NEOs).

Our Compensation Philosophy, Practices and Governance

CIBC’s compensation philosophy is guided by three key principles that drive our compensation programs and processes.

Reward performance that is aligned with CIBC’s business strategy, risk appetite and the creation of sustainable shareholder value	Support CIBC’s ability to attract, motivate and retain the right talent	Pay for performance and encourage behaviours aligned with CIBC’s values of trust, teamwork and accountability

The following section describes how good governance and mitigation of excessive risk taking is reflected in our compensation programs. More details are provided in the following pages.

Compensation Governance Practices

•	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards as adopted globally by regulators

•	Align performance measures with CIBC’s Board-approved strategic plan

•	Apply upside limits to individual incentive awards

•	Align the vesting of compensation awards with the time horizon of risks

•	Define minimum deferral levels and set minimum equity ownership levels for material risk takers

•	Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances

•	Determine compensation for employees in control functions independently from the performance of the business segments they oversee

•	Assess the appropriateness of compensation by stress-testing different compensation scenarios and back-testing realizable pay

•	Determine realizable and realized pay using relative and absolute metrics

•	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment)

•	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months

•	Ensure the Committee’s independent advisor provides advice on executive compensation matters, has the power to challenge recommendations from management and does not perform other work for CIBC

•	Do not re-price or backdate options, or discount options at the time of grant

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Compensation Discussion and Analysis

Committee composition

Members of the Committee, Linda Hasenfratz (Chair), Patrick Daniel, Gordon Giffin, Nicholas Le Pan and Katharine Stevenson bring diverse skills and experiences that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate. These include leadership, human resources/compensation, risk management and risk governance.

For more information on the experience and educational background of the Committee members standing for re-election, please refer to the “Nominees for Election as a Director” section of this Circular beginning on page 8 and “Director nominee skills and experience” section on page 17. For information on director development sessions provided to Committee members in fiscal 2016, see page 41.

Risk Management Committee (RMC) and input from Control Function Heads

The Committee works closely with the RMC and receives input throughout the year from the Chief Risk Officer and Chief Financial Officer (CFO) (collectively, the Control Function Heads). The Committee and the RMC, with input from the Control Function Heads, assess the alignment of business performance with CIBC’s risk appetite.

In addition, the Committee and RMC review a report that includes information about individual risk and compliance issues arising during the year and the decisions made by management regarding the impact on performance assessment and compensation.

Independent advice

The Committee has engaged Pay Governance LLC (Pay Governance) and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters including compensation targets and annual compensation recommendations for the CEO and other EXCO members.

The table below discloses the fees paid by the Committee over the past two fiscal years to Pay Governance. Pay Governance has not worked on any other CIBC mandate in either year. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

Executive Compensation Related Fees	2016		2015
	(US$)	(%)	(US$)	(%)
For Committee Work	193,459(1)	100	203,477(1)	100
For Management Work	—	—	—	—

(1)	The 2016 fees equate to C$256,314 and the 2015 fees equate to C$255,303 when converted to Canadian dollars at the average Bank of Canada rate of exchange of US$1.00 = C$1.3249 for 2016 and US$1.00 = C$1.2547 for 2015.

The Committee and the independent advisor meet in camera without management at every meeting and the Chair of the Committee meets privately with the advisor before each meeting. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee engages counsel and other advisors as required to provide director education. The Committee uses the same approach to evaluate the independence of these outside advisors and consider any conflicts in advance.

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Compensation Discussion and Analysis

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

Approach to CEO and EXCO Compensation

The CEO and EXCO compensation program aligns business and individual performance with compensation and reinforces a strategy-driven and risk-controlled approach to executive compensation.

Key design features

Align with CIBC Strategy	Compensation is tied to our vision of building a strong, innovative, relationship-oriented bank focused on our clients

Pay for Performance	Incentive compensation design reinforces “one CIBC team” aligned to overall bank performance, core business unit performance and individual accomplishments

Risk Management	Adherence to CIBC’s risk appetite and effective risk management objectives are considered in compensation design, incentive pool funding and individual payouts

Shareholder Interests	The creation of enduring shareholder value is emphasized by promoting share ownership for all employees and significant equity deferral for executives

Good Corporate Governance	All compensation programs are designed and delivered based on sustainable good governance practices

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation includes total direct compensation (comprised of base salary and performance-based incentive awards), benefits, perquisites and retirement programs. These components are reviewed regularly to ensure they remain market competitive and continue to align with our compensation philosophy and sound compensation governance principles.

	Compensation Element	Purpose	How Pay Is Determined

Total Direct Compensation	Base Salary	Provide competitive fixed pay	• Job scope, skill, experience and market competitiveness

	Variable Incentive Awards – Cash Incentive – PSUs – Options	Align incentive compensation with business and individual performance

• Absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy

• Individual performance assessed against goals focused on strategy execution. Total incentive awards are capped at a maximum of 150% of the target incentive award

• Realized value of deferred incentive awards is determined based on future share price performance and, in the case of the 80% of deferred incentives awarded in PSUs, relative ROE and Total Shareholder Return (TSR) performance

Indirect Compensation	Benefits and Perquisites	Invest in employee health, wellness and engagement

• Flexible benefit program to support health and well-being is provided to all employees in Canada

• The CEO and EXCO members receive a club membership, annual health assessment and car benefits as part of CIBC’s standard executive perquisite offering in Canada

	Retirement Programs	Contribute to financial security after retirement

• Competitive pension arrangements (defined benefit plan or group Registered Retirement Savings Plan) is provided to all employees in Canada

• A Supplemental Executive Retirement Plan (SERP) is provided to select Canadian executives at the level of Senior Vice-President and above (described on page 75). Credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

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Compensation Discussion and Analysis

Variable incentive awards

Variable incentive awards reward performance over the short, medium and long-term:

	Short- Term	Medium- Term	Long- Term
Variable Incentive Award	Measures		Description
Cash Incentive (30% of total variable incentive)	• Performance measures: – Adjusted EPS – Client satisfaction measured by IPSOS Net Promoter Score (NPS) – Efficiency measured by adjusted non-interest expense to revenue (NIX) ratio

Short-term

•    Cash award focused on achievement of financial, client and efficiency goals and measures

•    The CEO and EXCO members may elect voluntarily to defer some or all of the cash award into DSUs which pay out on retirement or termination of employment

PSUs (56% of total variable incentive)	• Performance grant measures: – Same as cash incentive • Performance vesting measures: – ROE – TSR – Share price

Medium-term

•    Deferred incentive award focused on multi-year performance

•    Awards cliff vest at the end of three years, with payouts ranging from 75% to 125% of the number of units granted based on performance relative to CIBC’s peer group (described on page 59) over the vesting period (i.e., highest performance relative to peer group = +25%, lowest performance relative to peer group = -25%)

Options (14% of total variable incentive)	• Performance grant measures: – Same as cash incentive • Performance vesting measure: – Share price

Long-term

•    Deferred incentive award focused on performance over the long-term

•    Awards vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term

•    Future realizable value dependent upon shareholder value creation

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Compensation Discussion and Analysis

Peer group

Compensation targets for the CEO and other EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, all EXCO roles, including the CEO are benchmarked against the other five major Canadian banks. For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)	Peer group: Bank of Montreal, Manulife Financial, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, Sun Life Financial and the Toronto-Dominion Bank.

(2)	As at October 31, 2016 for banks and September 30, 2016 for insurance companies.

(3)	Year ended October 31, 2016 for banks and trailing 12 months ending September 30, 2016 for insurance companies.

(4)	As at October 31, 2016 for banks and September 30, 2016 for insurance companies, as reported by Bloomberg.

Establishing target Total Direct Compensation (TDC)

At the beginning of each year, management recommends for Committee review and Board approval a TDC target for the CEO and each EXCO member. Targets are revised only when there are significant changes to a role or to market compensation levels.

For each role, the Committee reviews market data for the peer group and considers the relative size of peer organizations, the relative size and scope of the role, as well as the incumbent’s experience, when setting targets. Market data is sourced from publicly available data and from benchmarking data provided by Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2016 target TDC for the CEO and SEVPs who are members of EXCO. The charts demonstrate the greater pay variability for the CEO and SEVP business leaders who are best positioned to affect business results over the long term compared to SEVPs who do not run a business (namely, the Control Function Heads and heads of other groups considered to be the Functional Groups).

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Compensation Discussion and Analysis

Variable incentive plan design

In fiscal 2016 a new variable incentive compensation program was launched for all executives, including the CEO and EXCO. The new approach was introduced to increase transparency around how incentive awards are determined and to strengthen the link between pay and performance, and includes the following three components:

•	Total Incentive Compensation (TIC) target, expressed as a percentage of base salary;

•	Individual Performance Factor (IPF); and

•	Business Performance Factor (BPF).

An executive’s TIC award is determined by a formula using these three components, as described in more detail below:

TIC Award	=	Annual Base Salary Earnings	X	TIC Target %	X	IPF	X	BPF

TIC target

A TIC target is expressed as a percentage of base salary and determined based on competitive market analysis that is conducted as part of the TDC target setting process described above under “Establishing target Total Direct Compensation” on page 56.

TIC Target ($)	=	Annual Base Salary Earnings	X	TIC Target (%)

IPF

An IPF is determined for each executive based on an assessment of the executive’s actual individual performance relative to the executive’s strategically aligned annual goals. Total incentive awards are capped at a maximum of 150% of the TIC target to mitigate undue risk taking. IPFs for the CEO and EXCO are reviewed by the Committee and approved by the Board.

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Compensation Discussion and Analysis

BPF

The BPF can range from 0% to 125% and is based on performance relative to metrics aligned to CIBC’s strategy and priorities, specifically focused on financial performance, improving client satisfaction and improving operating efficiencies. The performance measures and relative weighting used to determine the BPF are the same for all executives in our Functional Groups (Administration, Finance, Risk Management, and Technology and Operations) and all executives at the Executive Vice-President level and above, including our CEO and EXCO. This approach ensures our most senior leaders are aligned to the overall performance of CIBC.

Performance Measure	Measure Description	Weight
Adjusted CIBC EPS vs. Plan	Key financial measure of profitability – broadly applicable across all business groups and aligned with creating shareholder value	60%
NPS vs. Peer Group	Widely used measure of client loyalty directly aligned to our client-focused strategy	20%
Adjusted CIBC NIX Ratio vs. Plan	Key operational efficiency metric that measures how effectively we spend money to earn revenue	20%

In addition to these performance measures, the CEO, Committee and/or Board have discretion to adjust the calculated BPF based on qualitative factors including:

•	risk to ensure compensation is aligned with risk appetite and objectives by considering risk outcomes with risk adjustments being made only to reduce the BPF (or individual awards);

•	results vs. peers to assess performance relative to peers based on key shareholder measures such as TSR and EPS growth;

•	adjustments for unexpected outcomes and other items that either should be included or excluded from performance that determines the BPF; and

•	Committee/Board discretion to make adjustments based on any other factors.

Assessing performance and determining compensation

In assessing financial performance, the Control Function Heads, the Committee and the Board review results on both a reported basis (in accordance with International Financial Reporting Standards) and an adjusted basis, and consider both as useful measures of performance. Adjusted results remove items of note from reported results. These adjusted measures, such as adjusted EPS and adjusted NIX, are used to assess CIBC’s underlying business performance and as one element of measuring the performance of executives for executive compensation decision-making purposes. A reconciliation of GAAP to non-GAAP measures is disclosed in the non-GAAP Measures section starting on page 13 of CIBC’s 2016 Annual Report.

Deferred incentive compensation

Once an executive’s TIC award is determined, a portion of TIC is awarded in cash and a portion is deferred into medium-term and long-term compensation vehicles. For the CEO and SEVPs who are members of EXCO, including the NEOs, the deferral is as follows:

% of TIC Deferred(1)	Deferred Incentive Mix
	PSUs	Options
70%	80%	20%

(1)	The portion of TIC deferred has increased by 10% for each executive level since fiscal 2014.

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Compensation Discussion and Analysis

An executive can elect voluntarily to defer up to 100% of their cash incentive award into DSUs which are cash-settled when the executive leaves CIBC. This voluntary deferral program enhances the alignment of executive compensation with long-term shareholder return experience and further mitigates risk taking.

Deferred Incentive Vehicle	Description
PSU

•   Medium-term deferred incentive awards which cliff vest and settle in cash at the end of a three-year performance period.

•   The number of PSUs which vest at the end of the three-year performance period ranges from 75% to 125% depending on CIBC’s ROE and TSR performance relative to our peer group. Our PSU peer group is comprised of Bank of Montreal, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia and the Toronto-Dominion Bank.

•   ROE and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking for each measure, over a three-year period, a performance factor is assigned using the following scale:

	Rank	Performance Factor
	1	125%
	2	115%
	3	105%
	4	95%
	5	85%
	6	75%

•   The ROE performance factor is averaged with the TSR performance factor to determine the final vesting percentage. The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest. (Refer to the “2013 PSU vesting” section on page 70 for actual calculation details.)

•   The Board has discretion to adjust the vesting percentage and may reduce it to 0%, if it deems that a material event occurred during the performance period which impacts CIBC’s financial or market performance relative to the peer group.

Options

•   Deferred incentive awards focusing on long-term performance.

•   Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term.

•   Future realizable value is dependent upon shareholder value creation.

DSU	• Long-term deferred incentive awards which cash-settle upon departure from CIBC.

The deferred incentive compensation plans are described in more detail starting on page 72.

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Compensation Discussion and Analysis

2016 Performance and Compensation

2016 BPF

CIBC’s fiscal 2016 adjusted EPS was a record high of $10.22(1), 4% above target and 8% higher than fiscal 2015. Contributing to this record EPS were adjusted revenue and net income which were 5% and 7% higher than fiscal 2015, respectively and 2% and 5% above target.

Operating efficiency, measured by the adjusted NIX ratio, was 58%(1), an improvement of 160 bps compared with target and fiscal 2015. This was achieved through CIBC-wide simplification and transformational initiatives.

The NPS for the year increased 1.5 points to a CIBC record high and although the final result was below target, we made meaningful progress towards achieving our NPS objective.

Based on these results and relative weightings shown above, the calculated BPF was 113.4%. The Board approved a qualitative adjustment of -4.4%, resulting in a final fiscal 2016 BPF of 109%. This discretionary reduction in the BPF was made taking into consideration TSR performance relative to our peer group and other items that the Board agreed should be considered in assessing the performance results used to calculate compensation. There were no material risk incidents and therefore no risk adjustment was made to the BPF.

This BPF, along with the assessment of individual performance, formed the basis for 2016 NEO TDC which is described in detail below.

2016 NEO compensation

CIBC’s NEOs are the CEO, the CFO and the three most highly compensated officers in fiscal 2016.

Mr. Dodig

As the President and CEO of CIBC, Mr. Dodig is responsible for developing and executing CIBC’s Board-approved strategy and leading the day-to-day operations of CIBC.

The Board set Mr. Dodig’s IPF at 110% for successfully leading CIBC in delivering against our key strategic priorities of client focus, innovation and simplicity as well as achieving record financial results.

Throughout fiscal 2016, Mr. Dodig made great strides in transforming CIBC’s culture through his leadership and set a strong tone at the top around creating enduring shareholder value. In fiscal 2016, the employee Net Promoter Score, which we use as a measure of employee engagement, increased 2 points from fiscal 2015 to a record CIBC high. Mr. Dodig was also instrumental in CIBC achieving industry-leading capital strength and the highest ROE of the major North American banks in 2016. Mr. Dodig has also successfully led the efforts in identifying the right company for CIBC to acquire with the completion of the purchase agreement of PrivateBancorp in June.

(1)	Adjusted results are non-GAAP and are discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2016 Annual Report. We use these non-GAAP measures of adjusted EPS and adjusted NIX as an element in determining incentive compensation funding and measuring the performance of executives for executive compensation purposes as further explained in the “Assessing performance and determining compensation” section of this circular on page 58.

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Compensation Discussion and Analysis

Based on the TIC calculation formula described previously, the Board approved a fiscal 2016 TIC for Mr. Dodig of $7.79 million, a 9% increase over 2015. This TIC resulted in TDC of $8.79 million, up 8% from 2015. The details are provided in the table below.

		Pay Element ($ unless otherwise noted)	2016		2015
TIC Target (% of base)	650%		Target	Actual	Actual
		Cash Incentive	1,950,000	2,338,050	2,502,376
TIC Target ($)	6,500,000	PSUs	3,640,000	4,364,360	3,717,819
		Options	910,000	1,091,090	929,455
IPF	110%	Total Incentive	6,500,000	7,793,500	7,149,650
		% of Target Incentive		119.9	110.0
BPF	109%	Base Salary	1,000,000	1,000,000	1,000,000
		TDC	7,500,000	8,793,500	8,149,650
TIC Award ($)	7,793,500	% of Target TDC		117.2	108.7

Mr. Dodig’s fiscal 2016 TDC target of $7.5 million remained unchanged from fiscal 2015 and the percentage of his TIC deferred into a deferred compensation vehicle increased from 65% to 70%. Mr. Dodig elected to defer 100% of his fiscal 2016 cash incentive into DSUs which are payable when he leaves CIBC.

CEO realized and realizable pay

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart graphically compares the current value of compensation awarded to CIBC’s CEOs since 2007 to the value received by shareholders over the same period. The table provides the detail presented in the chart including the CEO’s realized and realizable TDC pay values for each year. Generally, for the years 2007 through 2016, the current value of $100 invested by a shareholder is greater than the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards (in respect of the fiscal years noted) as at December 31, 2016, represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

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Compensation Discussion and Analysis

Year	CEO	TDC Awarded(1) ($)	A Realized Pay(2)	B Realizable Pay(3)	A + B = C Current Value	Period	To CEO(4) ($)	To Shareholders(5) ($)
2007	McCaughey	5,312,500	7,024,050	—	7,024,050	10/31/2006 to 12/31/2016	132	200
2008	McCaughey	8,160,000	13,497,068	—	13,497,068	10/31/2007 to 12/31/2016	165	167
2009	McCaughey	6,240,000	8,417,525	—	8,417,525	10/31/2008 to 12/31/2016	135	294
2010	McCaughey	9,337,000	12,186,401	—	12,186,401	10/31/2009 to 12/31/2016	131	244
2011	McCaughey	10,010,000	15,948,358	—	15,948,358	10/31/2010 to 12/31/2016	159	184
2012	McCaughey	9,244,000	14,030,954	—	14,030,954	10/31/2011 to 12/31/2016	152	183
2013	McCaughey	9,299,000	9,792,238	1,842,348	11,634,586	10/31/2012 to 12/31/2016	125	167
2014	McCaughey	8,793,700	8,793,700	—	8,793,700	10/31/2013 to 12/31/2016	100	141
2014	Dodig	4,728,820	2,523,223	2,227,153	4,750,376	10/31/2013 to 12/31/2016	100	141
2015	Dodig	8,149,650	3,502,376	5,275,387	8,777,763	10/31/2014 to 12/31/2016	108	117
2016	Dodig	8,793,500	3,338,050	6,983,377	10,321,427	10/31/2015 to 12/31/2016	117	115
						Weighted Average	131	167

(1)	TDC awarded for performance during the fiscal year. Mr. Dodig’s 2014 TDC reflects 10.5 months in his previous role as the Group Head of Wealth Management and 1.5 months in the role of CEO.

(2)	Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(3)	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(5)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records, CIBC’s treasury function and liaising with CIBC’s investors.

The Board approved the IPF for Mr. Glass of 100% recommended by the CEO. As head of a control function, Mr. Glass made a solid contribution to CIBC’s strong performance in fiscal 2016 against its key strategic priorities and risk appetite targets. During the year, he led significant change as Finance continued its transformation into an organization that will better support CIBC’s needs in the future.

Based on the TIC calculation formula described previously, the Board approved a fiscal 2016 TIC for Mr. Glass of $2.13 million, a 6% increase over 2015. This TIC resulted in TDC of $2.88 million, up 5% from 2015. The details are provided in the table below.

		Pay Element ($ unless otherwise noted)	2016		2015
TIC Target (% of base)	260%		Target	Actual	Actual
		Cash Incentive	585,000	637,650	700,000
TIC Target ($)	1,950,000	PSUs	1,092,000	1,190,280	1,040,000
		Options	273,000	297,570	260,000
IPF	100%	Total Incentive	1,950,000	2,125,500	2,000,000
		% of Target Incentive		109.0	102.6
BPF	109%	Base Salary	750,000	750,000	750,000
		TDC	2,700,000	2,875,500	2,750,000
TIC Award ($)	2,125,500	% of Target TDC		106.5	101.9

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Compensation Discussion and Analysis

Mr. Glass’s fiscal 2016 TDC target of $2.70 million remained unchanged from fiscal 2015 and the percentage of his TIC deferred into a deferred compensation vehicle increased from 65% to 70%. Mr. Glass elected to defer 50% of his fiscal 2016 cash incentive into DSUs which are payable when he leaves CIBC.

Mr. Culham

As Group Head of Capital Markets (CM), Mr. Culham is accountable for CIBC’s entire CM business, including Investment Banking and Corporate Banking.

The Board approved the IPF for Mr. Culham of 105% recommended by the CEO for Mr. Culham’s strong contribution towards the achievement of CIBC’s strategic priorities. Mr. Culham was instrumental in leading CM in achieving a record fiscal 2016 adjusted net income which was 14% higher than fiscal 2015 and 8% above target. Mr. Culham also exceeded most key employee engagement targets and is tracking well on talent management and organizational culture metrics for CM.

Based on the TIC calculation formula described previously, the Board approved a fiscal 2016 TIC for Mr. Culham of $7.44 million, a 9% increase over 2015. This TIC resulted in TDC of $7.94 million, up 8% from 2015. The details are provided in the table below.

		Pay Element ($ unless otherwise noted)	2016		2015
TIC Target (% of base)	1,300%		Target	Actual	Actual
		Cash Incentive	1,950,000	2,231,790	2,397,500
TIC Target ($)	6,500,000	PSUs	3,640,000	4,166,008	3,562,000
		Options	910,000	1,041,502	890,500
IPF	105%	Total Incentive	6,500,000	7,439,300	6,850,000
		% of Target Incentive		114.5	105.4
BPF	109%	Base Salary	500,000	500,000	500,000
		TDC	7,000,000	7,939,300	7,350,000
TIC Award ($)	7,439,300	% of Target TDC		113.4	105.0

Mr. Culham’s fiscal 2016 TDC target of $7.0 million remained unchanged from fiscal 2015 and the percentage of his TIC deferred into a deferred compensation vehicle increased from 65% to 70%. Mr. Culham elected to defer 30% of his fiscal 2016 cash incentive into DSUs which are payable when he leaves CIBC.

Mr. Williamson

As Group Head of Retail and Business Banking (RBB), Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada and the Caribbean and accountable for bank-wide innovation strategies targeted at making banking easier and more flexible for CIBC’s clients.

The Board approved the IPF for Mr. Williamson of 105% recommended by the CEO for Mr. Williamson’s strong contribution towards the achievement of CIBC’s strategic priorities. Mr. Williamson was instrumental in leading RBB in achieving adjusted net income growth in fiscal 2016 of 7% compared to fiscal 2015 and 4% above target, in a challenging economic environment. During fiscal 2016, Mr. Williamson also led CIBC’s innovation in mobile banking and delivery of new client centric products such as the launch of Apple Pay, Digital Account Open, CIBC Smart Account and CIBC Smart Pre-paid Visa Card. Mr. Williamson met key targets on employee engagement, talent management and organizational culture for his businesses.

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Compensation Discussion and Analysis

Based on the TIC calculation formula described previously, the Board approved a fiscal 2016 TIC for Mr. Williamson of $4.29 million, a 5% increase over 2015. This TIC resulted in TDC of $5.04 million, up 4% from 2015. The details are provided in the table below.

		Pay Element ($ unless otherwise noted)	2016		2015
TIC Target (% of base)	500%		Target	Actual	Actual
		Cash Incentive	1,125,000	1,287,570	1,435,000
TIC Target ($)	3,750,000	PSUs	2,100,000	2,403,464	2,132,000
		Options	525,000	600,866	533,000
IPF	105%	Total Incentive	3,750,000	4,291,900	4,100,000
		% of Target Incentive		114.5	109.3
BPF	109%	Base Salary	750,000	750,000	750,000
		TDC	4,500,000	5,041,900	4,850,000
TIC Award ($)	4,291,900	% of Target TDC		112.0	107.8

Mr. Williamson’s fiscal 2016 TDC target of $4.50 million remained unchanged from fiscal 2015 and the percentage of his TIC deferred into a deferred compensation vehicle increased from 65% to 70%. Mr. Williamson elected to defer 50% of his fiscal 2016 cash incentive into DSUs which are payable when he leaves CIBC.

Mr. Capatides

As Chief Administrative Officer (CAO) and General Counsel for CIBC, Mr. Capatides has overall responsibility for the Legal and Human Resources functions across CIBC, Corporate Strategy and CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

The Board approved the IPF for Mr. Capatides of 105% recommended by the CEO. Mr. Capatides made strong contributions to the advancement of CIBC’s strategy including the successful negotiations leading to the signing of the PrivateBancorp purchase agreement, divestiture of CIBC’s minority interest in American Century Investments and bank-wide simplification and transformational initiatives. Mr. Capatides supported CIBC’s strong performance within risk appetite targets and exceeded targets on key metrics on employee engagement, talent management and organizational culture for the functions under his leadership.

Based on the TIC calculation formula described previously, the Board approved a fiscal 2016 TIC for Mr. Capatides of US$2.53 million, a 6% increase over 2015. This TIC resulted in TDC of US$3.28 million, up 4% from 2015. The details are provided in the table below.

		Pay Element (US$ unless otherwise noted)	2016		2015
TIC Target (% of base)	295%		Target	Actual	Actual
		Cash Incentive	663,750	759,660	840,000
TIC Target (US$)	2,212,500	PSUs	1,239,000	1,418,032	1,248,000
		Options	309,750	354,508	312,000
IPF	105%	Total Incentive	2,212,500	2,532,200	2,400,000
		% of Target Incentive		114.4	109.1
BPF	109%	Base Salary	750,000	750,000	750,000
		TDC	2,962,500	3,282,200	3,150,000
TIC Award (US$)	2,532,200	% of Target TDC		110.8	106.8
		Special Deferred Incentive Award		300,000
		(Restricted Share Award)
		Total Compensation including Special Award		3,582,200

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Compensation Discussion and Analysis

Mr. Capatides’s fiscal 2016 TDC target of US$2.96 million remained unchanged from fiscal 2015 and the percentage of his TIC deferred into a deferred compensation vehicle increased from 65% to 70%.

Back-testing of NEO Total Compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2011 through October 31, 2016, with the cumulative TSR of the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2011	2012	2013	2014	2015	2016
CIBC	100.00	109.82	130.03	157.17	160.25	168.58
S&P/TSX Composite Index	100.00	104.47	115.96	130.54	124.51	140.34
S&P/TSX Composite Banks Index	100.00	112.36	139.70	164.89	159.37	185.96
CIBC NEO Total Compensation(2)(3)	100.00	99.34	103.84	137.06	105.89	114.96

(1)	With dividends reinvested.

(2)	The figures set out above show 2011 CIBC NEO total compensation expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes base salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 68 of this Circular. CIBC has determined to use the amounts for NEOs’ total compensation (as opposed to the amounts for TDC used in prior years), as being more appropriate for the purposes of the foregoing disclosure and accordingly the amounts shown in the chart above for years prior to 2016 have been adjusted from those which appeared in prior Proxy Circulars.

(3)	The 2014 data above includes the five highest paid NEOs reported that year (seven NEOs were disclosed in the 2014 Proxy Circular) and is higher than it would otherwise have been as a result of the senior leadership transition.

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Compensation Discussion and Analysis

Cost of management ratio (COMR)(1)

The table below summarizes NEO total compensation as a percentage of net income after tax (NIAT) over the past three fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Year	NEO Total Compensation(2)(3) ($000s)	NIAT(4) ($000s)	NEO Total Compensation as a % of NIAT(4)
2016	31,445	4,295,000	0.73%
2015	28,963	3,590,000	0.81%
2014	37,489	3,215,000	1.17%

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO total compensation includes base salary, cash incentive, grant date value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the summary compensation table. CIBC has determined to use the amounts for NEOs’ total compensation, (as opposed to the amounts for TDC used in prior years) as being more appropriate for the purposes of the foregoing disclosure and accordingly the amounts shown in the chart above for years prior to 2016 have been adjusted from those which appeared in prior Proxy Circulars.

(3)	The 2014 data above includes the five highest paid NEOs reported that year (seven NEOs were disclosed in the 2014 Proxy Circular) and is higher than it would otherwise have been as a result of the senior leadership transition.

(4)	COMR based on NEO total compensation as a percentage of adjusted NIAT was 0.77% for 2016, 0.76% for 2015 and 1.03% for 2014. A reconciliation of reported to adjusted NIAT is discussed in the non-GAAP Measures section starting on page 13 of CIBC’s 2016 Annual Report.

Talent Management and Succession Planning

Effective talent management, leadership development and succession planning are essential to create value for our stakeholders. Our talent strategy is focused on harnessing the strengths of our people and their passion to do what is right for our clients, energize our people to perform at their best and enable them to work together as one team that will build a strong, innovative and relationship-oriented bank.

The Committee and the Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the integration of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO accountable for the progress of our talent strategy by setting specific talent management goals, including employee engagement and the strength of our leadership pipeline.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC, as well as specific development plans for our senior leaders. Annually, the Board reviews succession plans for the CEO and members of EXCO in an emergency situation, and across various time frames so as to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss talent deeper in the pipeline, but with potential over a longer (eight plus year) horizon to develop into senior roles in the organization. The Board spends time with emerging talent in both formal and informal settings and reviews development actions including cross business unit movement to increase the readiness of succession candidates for these roles.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on critical employee matters, including employee engagement, turnover, diversity and external recognition of our workplace. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of diversity and inclusion. The Committee is confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver growth.

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Compensation Discussion and Analysis

Diversity and Inclusion

Our commitment to diversity and inclusion is instrumental in creating a strong, innovative and relationship-oriented bank. Celebrating and leveraging the different talents, experiences, and perspectives of our people enables CIBC to deliver innovative solutions, a superior client experience that fits the life of our diverse client base and sound decisions that deliver strong financial performance for our shareholders. Diversity is integrated into our talent management processes and is an important consideration when making executive appointments, as well as in broader talent development. In 2016, over 80% of our executives participated in a new development program focused on disrupting unconscious bias as a means of supporting our leaders in developing and advancing our diverse talent pipeline.

To continue to create a dynamic, broad-based team, CIBC proactively strives to reflect all dimensions of diversity when hiring, advancing and developing our executive population and leadership pipeline to ensure our team at all levels represents the diversity of our clients and communities in which we live and work. Laura Dottori-Attanasio, Senior Executive Vice-President and Chief Risk Officer, continues to act as CIBC’s Diversity and Inclusion Executive Champion and sponsor of the Diversity & Inclusion Senior Executive Champion Council (Council). This role provides leadership to the Council, and drives awareness and sponsorship for diversity and inclusion at senior levels.

Gender Diversity

In 2016, we implemented year two of our global gender diversity and inclusion strategy, strengthening our commitment to building gender balanced leadership teams.

A Gender Action Committee, comprised of senior leaders from across CIBC and chaired by Kevin Patterson, Senior Executive Vice-President, Technology and Operations, oversaw the implementation of the first two years of our strategy, focused on fostering an inclusive workplace that values and leverages differences.

To measure our progress on the advancement of women, CIBC has established a goal to achieve at least 30% to 35% women in executive roles by 2018. At the end of the fiscal year, 30% of these roles were held by women and 27% (3/11) of EXCO members were women. Consideration is given to gender diversity during the executive appointment process through the use of slates, when filling executive roles, and by showing the impact of proposed appointments on gender representation at the time of approval.

CIBC actively supports Canadian business leaders to aspire towards gender balanced boards and C-Suites under our President and CEO’s leadership as the Chair of the 30% Club Canada and a member of the Catalyst Canada Advisory Board.

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COMPENSATION DISCLOSURE

Summary compensation table

The table below shows the compensation earned in fiscal 2016, 2015 and 2014 by CIBC’s five Named Executive Officers.

Name and Principal Position	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Annual Incentive Plan Compensation(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Victor Dodig CEO	2016	1,000,000	4,364,360	1,091,090	2,338,050	396,000	2,250	9,191,750
	2015	1,000,000	3,717,819	929,455	2,502,376	387,000	2,250	8,538,900
	2014	781,250	1,894,834	473,708	1,579,028	2,389,000	2,250	7,120,070
Kevin Glass CFO	2016	750,000	1,190,280	297,570	637,650	212,000	2,250	3,089,750
	2015	750,000	1,040,000	260,000	700,000	209,000	2,250	2,961,250
	2014	712,500	926,640	231,660	772,200	229,000	2,250	2,874,250
Harry Culham Group Head, CM	2016	500,000	4,166,008	1,041,502	2,231,790	111,000	2,250	8,052,550
	2015	500,000	3,562,000	890,500	2,397,500	134,000	2,250	7,486,250
	2014	412,500	3,308,016	827,004	2,756,680	19,000	2,250	7,325,450
David Williamson Group Head, RBB	2016	750,000	2,403,464	600,866	1,287,570	201,000	2,250	5,245,150
	2015	750,000	2,132,000	533,000	1,435,000	198,000	2,250	5,050,250
	2014	750,000	1,925,280	481,320	1,604,400	216,000	2,250	4,979,250
Mike Capatides(7) CAO	2016	993,675	2,276,221	469,688	1,006,474	369,000	750,841	5,865,899
	2015	941,025	1,565,866	391,466	1,053,948	346,000	627,994	4,926,299
	2014	820,275	1,260,572	315,143	1,050,477	268,000	520,370	4,234,837

(1)	Mr. Dodig’s annual salary increased from $750,000 to $1,000,000 on September 15, 2014. Mr. Glass’ annual salary increased from $675,000 to $750,000 six months into fiscal 2014. Mr. Culham’s annual salary increased from $400,000 to $500,000 on September 15, 2014.

(2)	Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1 for the specified fiscal years.

(3)	Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below.

Measure	Grants made in December 2016 for fiscal 2016	Grants made in December 2015 for fiscal 2015	Grants made in December 2014 for fiscal 2014
Methodology	5-year Black-Scholes average	5-year Black-Scholes average	5-year Black-Scholes average
Risk-free rate (%)	1.65	1.57	1.96
Dividend yield (%)	4.44	4.70	4.03
Share price volatility (%)	25.8	25.6	12.8
Term	10 years	10 years	10 years
Compensation value ($)	12.63	10.99	13.46

	2016		2015		2014
Name	AFV ($4.74 per option)	Variance ($)	AFV ($5.12 per option)	Variance ($)	AFV ($8.65 per option)	Variance ($)
Victor Dodig	409,061	682,029	433,122	496,017	304,515	169,331
Kevin Glass	111,563	186,007	121,160	138,754	148,918	82,809
Harry Culham	390,468	651,034	414,966	475,224	531,620	295,618
David Williamson	225,271	375,595	248,375	284,442	309,402	172,049
Mike Capatides	179,002	290,686	193,753	221,889	201,398	111,991

(4)	Non-equity Annual Incentive Plan Compensation consists entirely of the annual performance-based cash incentive. Beginning with awards granted in December 2014 for fiscal 2014, executives may elect voluntarily to defer their annual incentive into DSUs. Mr. Culham elected to defer 50% of his 2015 cash incentive of $2,397,500. For 2016, each of Mr. Dodig, Mr. Glass, Mr. Culham and Mr. Williamson elected to defer 100% of his cash incentive of $2,338,050, 50% of his cash incentive of $637,650, 30% of his cash incentive of $2,231,790, and 50% of his cash incentive of $1,287,570, respectively.

CIBC PROXY CIRCULAR	68

Compensation Disclosure

(5)	Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years.

The 2014 Pension Value for Mr. Dodig includes an amount of $2,201,000 attributable to the increase in his SERP compensation limit when he was appointed CEO.

The 2016 and 2015 Pension Values for Mr. Culham include the compensatory value attributable to his appointment as Group Head, CM and in the SERP effective September 1, 2015.

(6)	Amounts shown for Mr. Dodig, Mr. Glass, Mr. Culham and Mr. Williamson represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For Mr. Capatides, the amounts shown include CIBC’s contributions to his U.S. 401(k) savings plan of $14,044 in fiscal 2016, $13,206 in fiscal 2015 and $11,292 in fiscal 2014, and tax equalization payments of $736,797 in fiscal 2016, $614,788 in fiscal 2015 and $509,078 in fiscal 2014. The tax payments are made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes as a portion of Mr. Capatides’ duties are required to be performed in Canada.

For all NEOs, the amounts shown exclude the value of perquisites because they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on PSU and DSU awards granted in prior years as the dividend equivalents were factored into the disclosed grant date fair value of the awards as applicable. The cash and reinvested dividend equivalent amounts for fiscal 2016, 2015 and 2014 are $342,830, $263,876 and $287,539, respectively, for Mr. Dodig; $135,219, $154,539 and $165,414 for Mr. Glass; $557,297, $452,794 and $462,532 for Mr. Culham; $314,680, $351,741 and $374,143 for Mr. Williamson; and $188,018, $195,035 and $226,678 in Canadian dollars for Mr. Capatides.

(7)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars. All compensation, except for the Pension Value, has been converted to Canadian dollars at the average Bank of Canada rate of exchange of US$1.00 = C$1.3249 for 2016, US$1.00 = C$1.2547 for 2015 and US$1.00 = C$1.0937 for 2014. Mr. Capatides’ share-based award value includes a C$397,470 (US$300,000) special award granted in 2016. Mr. Capatides’ Pension Value has been converted to Canadian dollars at the Bank of Canada spot exchange rate on October 31 of US$1.00 = C$1.3411 for 2016, US$1.00 = C$1.3075 for 2015 and US$1.00 = C$1.1271 for 2014.

Incentive plan awards – value vested or earned during the financial year

The table below includes information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2016.

Name	Value of Option-based Awards That Vested During the Year(1) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(2) ($)	Value of Non-equity Annual Incentive Compensation Earned During the Year(3) ($)	Value of BVUs That Vested and Paid Out During the Year(4) ($)
Victor Dodig	517,141	943,840	2,338,050	1,057,049
Kevin Glass	309,717	629,268	637,650	704,699
Harry Culham	Nil	4,562,412	2,231,790	Nil
David Williamson	678,330	1,219,215	1,287,570	1,365,355
Mike Capatides	486,649	791,422	1,006,474	886,289

(1)	Amounts shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The performance factor applied to the PSUs granted in December 2012 for fiscal 2012 to determine the final amount paid out to participants in December 2015 was the maximum 125%, based on CIBC’s ROE performance from November 1, 2012 to October 31, 2015, which was the highest relative to CIBC’s peer group.

(3)	Amounts shown are the sum of annual cash bonus awards for fiscal 2016 disclosed in the Summary Compensation Table. Mr. Capatides’ annual cash bonus award was paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada exchange rate for fiscal 2016 of US$1.00 = C$1.3249.

(4)	Amounts shown are the value of Book Value Units (BVUs) that vested and paid out during fiscal 2016. Grant date values for BVUs were disclosed in the Summary Compensation Table in Proxy Circulars from prior years for the applicable NEOs. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which vested in December 2015. There are no outstanding BVUs as at October 31, 2016.

69	CIBC PROXY CIRCULAR

Compensation Disclosure

2013 PSU vesting

The vesting percentage for PSUs granted in 2013 that vested in December 2016 was 105% based on the average of the ROE performance factor of 125% and the TSR performance factor of 85%, resulting from a number one ranking in ROE and number five ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the following table.

	CIBC PSU Vesting Calculation						Vesting
	2014	2015	2016	Average	CIBC Rank	Performance Factor
ROE	18.3%	18.7%	19.9%	19.0%	1	125%	105%
TSR	20.9%	2.0%	5.2%	9.3%	5	85%

Incentive plan awards – outstanding option - and share-based awards

The table below shows the specified information for Option-based and Share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2016.

		Option-based Awards(1)					Share-based Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4) ($)	Plan	Units of Shares Not Vested (#)	Market or Payout Value of Share- based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Victor Dodig	2010	—	78.50	05-Dec-2020	—	186,533
	2011	—	71.54	04-Dec-2021	—	544,007
	2012	23,711	80.10	09-Dec-2022	483,704	178,889
	2013	40,214	90.52	08-Dec-2023	401,336	—	PSU	16,237	1,223,864	—
	2014	35,204	102.33	07-Dec-2024	—	—	PSU	18,005	1,357,127	—
	2015	84,544	97.81	06-Dec-2025	227,423	—	PSU	39,084	2,945,923	—
Kevin Glass	2009	8,060	70.66	06-Dec-2019	240,510	—
	2010	5,749	78.50	05-Dec-2020	126,478	—
	2011	13,124	71.54	04-Dec-2021	380,071	—
	2012	20,808	80.10	09-Dec-2022	424,483	—
	2013	22,417	90.52	08-Dec-2023	223,722	—	PSU	9,051	682,219	—
	2014	17,216	102.33	07-Dec-2024	—	—	PSU	8,805	663,677	—
	2015	23,650	97.81	06-Dec-2025	63,619	—	PSU	10,933	824,075	—
Harry Culham	2013						PSU	37,318	2,812,844	—
	2014	61,459	102.33	07-Dec-2024	—	—	PSU	31,434	2,369,338	—
	2015	81,000	97.81	06-Dec-2025	217,890	—	DSU	—	—	1,266,487
							PSU	37,446	2,822,456	—
David Williamson	2009	—	70.66	06-Dec-2019	—	369,395
	2010	—	78.50	05-Dec-2020	—	350,000	DSU	—	—	1,083,624
	2011	30,732	71.54	04-Dec-2021	889,999	—
	2012	41,615	80.10	09-Dec-2022	848,946	—
	2013	45,460	90.52	08-Dec-2023	453,691	—	PSU	18,355	1,383,508	—
	2014	35,769	102.33	07-Dec-2024	—	—	PSU	18,294	1,378,910	—
	2015	48,482	97.81	06-Dec-2025	130,417	—	PSU	22,413	1,689,353	—
Mike Capatides	2006	—	96.25	11-Dec-2016	—	103,994
	2007	—	79.55	09-Dec-2017	—	366,740
	2010	—	78.50	05-Dec-2020	—	232,134
	2011	—	71.54	04-Dec-2021	—	555,267
	2012	26,169	80.10	09-Dec-2022	533,848	—
	2013	26,517	90.52	08-Dec-2023	264,640	—	PSU	10,706	806,965	—
	2014	23,283	102.33	07-Dec-2024	—	—	PSU	11,908	897,566	—
	2015	37,820	97.81	06-Dec-2025	101,736	—	PSU	17,483	1,317,817	—

(1)	Options are in respect of CIBC common shares. Options granted before the annual option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and are cash-settled at the end of three years. The Units of Shares Not Vested are the original units granted and the Market or Payout Value of Share-based Awards Not Vested is the threshold, or minimum payout value of 75% of the original units granted. For PSUs, the number of vesting units was determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group.

CIBC PROXY CIRCULAR	70

Compensation Disclosure

The fully vested DSU awards to Mr. Williamson and Mr. Culham are not payable until their termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised during fiscal 2016 that were granted in previous years. Amounts are the net proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date after payment of the exercise price) before deductions for taxes and commissions.

Equity ownership of NEOs at October 31, 2016

All CIBC executives (including the NEOs) and MDs are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and unvested units granted under deferred incentive compensation programs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet new guidelines. Share ownership guidelines extend into retirement for all NEOs.

The table below shows NEO equity ownership relative to the minimum guideline for their position.

	Minimum Equity Ownership Guideline (Multiple of Salary)(1)	Equity Ownership(2)					Actual Ownership (Multiple of Salary)		Hold Period Following Retirement Date (years)
					Total
Name		DSUs ($)	PSUs ($)	Direct Share Holdings ($)	($)	Units
Victor Dodig	8.0	—	7,454,491	1,774,745	9,229,236	91,833	9.2	(3)	2
Kevin Glass	4.0	—	2,934,995	394,811	3,329,806	33,132	4.4		1
Harry Culham	4.0	1,266,487	10,821,722	514,396	12,602,605	125,399	25.2		1
David Williamson	4.0	1,083,624	6,022,336	189,239	7,295,199	72,589	9.7		1
Mike Capatides	4.0	—	4,086,192	1,401,473	5,487,665	54,604	5.5		1

(1)	These guidelines are effective in 2017 for the current CEO and 2016 for the other NEOs.
(2)	Amounts shown have been calculated using CIBC’s share price of $100.50 as at October 31, 2016.
(3)	The CEO’s actual ownership as at December 31, 2016 was 15.2 times salary

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2016 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Approved by security holders	4,073,451	86.92	2,452,442
Not approved by security holders	Nil	Nil	Nil
Total	4,073,451	86.92	2,452,442

71	CIBC PROXY CIRCULAR

Compensation Disclosure

Options outstanding and available for grant at December 31, 2016

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding
ESOP(1)	4,235,445	1.06	1,590,667	0.40	5,826,112	1.46
DSOP	—	—	74,000	0.02	74,000	0.02
Total	4,235,445	1.06	1,664,667	0.42	5,900,112	1.48

(1)	At October 31, 2016, the total number of common shares issuable under options outstanding was 4,073,451, the total number of common shares issuable under options available for grant was 2,452,442 and the total number of common shares outstanding was 397,070,280 (including outstanding treasury shares).

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice standards recommended by governance groups.

Measure(1)	2016	2015	2014
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	1.03%	1.03%	0.99%
Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	1.64%	1.85%	1.94%
Burn Rate
• total number of options granted in a fiscal year/total number of common shares outstanding at the end of the fiscal year	0.20%	0.15%	0.20%

(1)	Both the ESOP and the DSOP programs are included in the above calculations. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares) on October 31 of the specified fiscal years.

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;

•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares (other than foreign exchange); and

•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

Deferred incentive compensation plans – key terms and conditions

The tables below summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and back-testing to ensure the plan design objectives are achieved.

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Compensation Disclosure

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee
Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below)
Vesting	• Vest 50% on each of the third and fourth anniversaries of the grant date
Exercise Price	• Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant

•    CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options

•    Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 42,634,500
Limit on Individual Grants	• The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding
Termination	• Resignation or termination of employment with cause: options are forfeited after 30 days
• Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period
• Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older
Blackout Period Extension

•    The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end

Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs. There are currently no outstanding options with SARs attached to them
Financial Assistance

•    Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding for any of the NEOs at October 31, 2016

Assignability

•    ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval

Amendments

•    The Committee and Board may amend the ESOP from time to time. Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

–    increasing the number of common shares that can be issued under the ESOP

–    reducing the strike (exercise) price of an outstanding option

–    extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date

–    changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes

–    expanding the categories of individuals eligible to participate in the ESOP

–    amending the ESOP to provide for other types of compensation through equity issuance

Clawback	• Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(1)

(1)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

73	CIBC PROXY CIRCULAR

Compensation Disclosure

PSU Plan

Grants	•	Grants are typically awarded as a dollar amount
	•	Number of PSUs granted is based on the:
		–	dollar value of the award; and
		–	average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date
Dividend Equivalents	•	Dividend equivalents are paid in cash during the vesting period based on 100% of the PSUs and no adjustments are made to these amounts based on the actual vesting of the PSUs. Starting with PSUs granted in 2015, dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs
Hedging	•	CIBC hedges these obligations(1)
Performance Conditions	•	PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and ROE performance compared with CIBC’s peer group
Performance Period	•	Three years
Vesting	•	Vest at the end of the three-year period
Payout	•	Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made
	•	Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date
Clawback	•	Grants are subject to:
		–	clawback in the event of misconduct(2); and
		–	cancellation in certain cases for unexpected losses(3)
DSU Plan
Grants	•	Grants are typically awarded as a dollar amount
	•	Number of DSUs granted is based on the:
		–	dollar value of the award; and
		–	average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date
Dividend Equivalents	•	Dividend equivalents are reinvested and paid out when the underlying DSUs are paid
Hedging	•	CIBC hedges these obligations(1)
Deferral	•	DSUs allow for a longer payout deferral than the typical three-year limit in Canada
Vesting	•	The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions
	•	When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately
Payout	•	Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements
	•	The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date
Clawback	•	Grants for fiscal 2010 and thereafter are subject to clawback for misconduct(2)

(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third party financial institution.
(2)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on page 73.
(3)	The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax (NIBT), CIBC has discretion to cancel up to 100% of that year’s vesting PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

CIBC PROXY CIRCULAR	74

Compensation Disclosure

Pension arrangements

Pension and supplemental executive retirement benefits are an integral part of total compensation for our senior executives, including the NEOs. With the exception of Mr. Capatides, all NEOs accrue pension benefits under the CIBC Pension Plan on a non-contributory basis, subject to limits defined by the Income Tax Act. Mr. Capatides accrues pension benefits under the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other U.S. employees.

All NEOs have been designated by the Committee as eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to, or receives a refund from, the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the CEO) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants. Other key SERP provisions applicable for the NEOs are summarized in the table below.

Pension Formula

•   2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

•   The overall annual pension payable to Mr. Dodig is subject to an overall limit of $1,000,000.

Limits on Final Average Earnings	• $2,300,000 for Mr. Dodig; $1,225,095(1) for Mr. Capatides and $913,500 for the other NEOs.
Final Average Earnings (subject to specified dollar limits as shown above)

•   The sum of:

– the average of the best consecutive five years of salary in the last 10 years before retirement; and

– the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for Early Retirement

•   Pensions are reduced by 4% for each year that retirement age precedes age 61 for all NEOs except Mr. Culham. Mr. Culham’s pension is reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment

•   Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).

Form of Pension

•   Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	• Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2016 Bank of Canada spot exchange rate of US$1.00 = C$1.3411.

The SERP was redesigned effective January 1, 2016 for all new and existing SERP participants. Specifically, SERP benefits will no longer be credited for periods of service prior to the SERP entry date; previously SERP credited service was generally granted back to date of entry into the registered pension plan. In addition, early retirement benefits will apply based on an unreduced pension age of 65 and pensions are payable for the lifetime of the member only. The new SERP benefits will not be offset by benefits earned in the registered pension plan, nor Canada/Quebec Pension Plan benefits at age 65, rather SERP benefits accrue on a flat dollar basis that varies based on executive level and is independent of the executive’s earnings. This means the SERP benefit will be determined irrespective of earnings and commensurate increases. All participants in the SERP prior to January 1, 2016, including the NEOs, will receive benefits based on either the prior or redesigned SERP program, whichever program results in greater value. For all the NEOs, the prior SERP program is expected to provide a higher SERP value and therefore the prior provisions (outlined in the table above) will prevail.

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Compensation Disclosure

The table below provides additional information related to NEO pension obligations.

Defined Benefit Plans
Name	Number of Years of Credited Service (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non- Compensatory Change(6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
		At October 31, 2016(2)	At Age 65(3)
Victor Dodig	11.3	518,000	1,000,000	3,962,000	396,000	1,125,000	5,483,000
Kevin Glass	7.5	137,000	250,000	1,355,000	212,000	270,000	1,837,000
Harry Culham	8.2	42,000	331,000	238,000	111,000	94,000	443,000
David Williamson	8.8	160,000	315,000	1,531,000	201,000	321,000	2,053,000
Mike Capatides(8)	21.0	499,000	593,000	6,707,000	369,000	(788,000)	6,288,000

(1)	These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. In addition to joining the SERP effective September 1, 2015, Mr. Culham has another seven years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s annual compensation used to determine his pension from the CIBC Pension Plan is based on the average of his best consecutive five years of salary in the last 10 years before retirement, with annual salary up to August 31, 2015 limited to $200,000. Mr. Culham’s pension from the CIBC Pension Plan included in the amounts above is based on his final average earnings at October 31, 2016. The SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at the Social Security Normal Retirement Age.

(2)	The Annual Benefits Payable at October 31, 2016 is fully vested for all NEOs except Mr. Culham. Vested annual benefits payable to Mr. Culham are $24,000. Mr. Culham’s unvested annual benefit payable of $18,000 will vest on September 1, 2017.

(3)	All NEOs except Mr. Culham are eligible to retire with an unreduced pension at age 61. The estimated annual pension payable at the later of the NEO’s unreduced retirement age (age 65 for Mr. Culham and age 61 for the other NEOs) and October 31, 2016 is $958,000 for Mr. Dodig, $177,000 for Mr. Glass, $242,000 for Mr. Williamson, $331,000 for Mr. Culham and $500,000 for Mr. Capatides.

(4)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2015. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 4.44% (4.46% for Mr. Capatides);

–	an annual compensation increase of 2.5% for the next five years and 3.0% thereafter (2.0% for all future years for Mr. Capatides) before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)	These amounts represent the fiscal 2016 annual service cost net of employee contributions and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 4.57% (4.46% for Mr. Capatides in the U.S.) consistent with the fiscal 2016 pension expense reported in CIBC’s financial statement disclosure.

(6)	These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.

(7)	These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2016. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 3.59% (3.88% for Mr. Capatides);

–	an annual compensation increase that varies by age and tenure of the executive (2.0% for all future years for Mr. Capatides) before taking into account limits on final average earnings;

–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and

–	assumed retirement dates reflecting CIBC Pension Plan experience.

(8)	Mr. Capatides’ estimated annual pension has been translated to Canadian dollars using Bank of Canada spot exchange rate at October 31 as follows: US$1.00 = C$1.3411 for 2016; US$1.00 = C$1.3075 for 2015.

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Compensation Disclosure

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers 12 senior officer roles, including all of the NEOs, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	•	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	•	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)	•	The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
		(1)	a change of control event occurs; and
		(2)	the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:
			–	a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;
			–	a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;
			–	a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or
			–	any other change in the officer’s employment constituting constructive dismissal under applicable law.
Severance Benefits	•	Upon the “Double Trigger”, the greater of:
		(1)	two times the sum of annual salary and annual cash bonus(1); and
		(2)	the amount the officer may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	•	Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.
Pension Benefits	•	Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

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Compensation Disclosure

Post-employment benefits(1)

The table below summarizes estimated contractually agreed severance payments to each NEO in the event of a termination without cause at any time or in connection with a change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

		Estimated Severance Payment at October 31, 2016(1)
Name	Compensation Element	Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	—	6,550,000
	Deferred Compensation Vesting	—	8,316,320
	Benefits	—	200,000

	Total Incremental Payment	—	15,066,320
	Annual Pension Increment	—	92,000
Kevin Glass	Cash	1,454,950	2,909,900
	Deferred Compensation Vesting	—	3,392,876
	Benefits	—	150,000

	Total Incremental Payment	1,454,950	6,452,776
	Annual Pension Increment	—	37,000
Harry Culham	Cash	2,961,990	5,923,980
	Deferred Compensation Vesting	—	10,890,740
	Benefits	—	100,000

	Total Incremental Payment	2,961,990	16,914,720
	Annual Pension Increment	—	18,000
David Williamson	Cash	4,384,647	4,384,647
	Deferred Compensation Vesting	—	6,944,265
	Benefits	—	150,000

	Total Incremental Payment	4,384,647	11,478,912
	Annual Pension Increment	—	37,000
Mike Capatides	Cash	—	4,300,586
	Deferred Compensation Vesting	—	4,663,085
	Benefits	—	201,165

	Total Incremental Payment	—	9,164,836
	Annual Pension Increment	—	50,000

(1)	Upon resignation or termination with cause, no incremental amounts are payable.

(2)	Amounts shown as Cash for Mr. Culham, Mr. Glass and Mr. Williamson represent entitlements to cash payments in lieu of notice. For Mr. Culham and Mr. Glass, the cash payment is equal to one times the sum of annual salary and average annual cash bonus for the prior three years. For Mr. Williamson, the cash payment is equal to two times the sum of annual salary and average annual cash bonus for the prior three years.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	Amounts shown as Deferred Compensation Vesting include an amount for unvested PSUs and options based on the closing price of CIBC common shares of $100.50 on October 31, 2016.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

Amounts shown as Annual Pension Increment are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) as a result of all NEOs, except Mr. Culham (as he became entitled to participate in SERP after May 27, 2015), being entitled to two years of additional credited service. For Mr. Culham, the amount includes $18,000 in respect of accelerated vesting. The present values at October 31, 2016 of the Annual Pension Increment amounts are $960,000 for Mr. Dodig, $627,000 for Mr. Glass, $173,000 for Mr. Culham, $594,000 for Mr. Williamson and $842,000 for Mr. Capatides. These present values have been determined using the same actuarial assumptions used for determining the October 31, 2016 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2016 if later) with applicable early retirement reductions. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants.

The Benefits and Annual Pension amounts for Mr. Capatides have been converted to Canadian dollars at the October 31, 2016 Bank of Canada spot rate of exchange of US$1.00 = C$1.3411.

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Compensation Disclosure

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, members of EXCO, including the CEO and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively. This includes Executive Vice-Presidents, Senior Vice-Presidents, the CIBC FirstCaribbean CEO, CFO and CRO, CM Management Committee, certain MDs, Desk Heads and any CM employee whose TDC is equal to or greater than a pre-determined threshold.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded

The table below shows the amounts of remuneration awarded and the components of variable compensation for the specified fiscal years. These awards may have been granted and received during or after the fiscal year, but in respect of the specified fiscal year.

	2016		2015
($ unless otherwise noted)	EXCO	Material Roles	EXCO	Material Roles
Fixed-base salary	6,900,000	46,200,000	7,300,000	49,000,000
Variable compensation
– Cash	11,700,000	109,700,000	15,600,000	102,700,000
– Equity	25,400,000	83,500,000	21,400,000	75,200,000
– Share-linked	25,400,000	83,500,000	21,400,000	75,200,000
– Other	—	—	—	—
Total variable compensation	37,100,000	193,200,000	37,000,000	177,900,000
Total remuneration	44,000,000	239,400,000	44,300,000	226,900,000
Number of beneficiaries	11	168	12	177

Deferred compensation awarded and paid out

The table below shows the amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).

	2016		2015
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Awarded for the fiscal year	25,400,000	85,900,000	21,400,000	75,900,000
Payouts during the fiscal year(1)	19,500,000	72,800,000	22,500,000	88,800,000

(1)	Included in fiscal 2016 are amounts paid in December 2015 relating to fiscal 2014 and previous years and included in fiscal 2015 are amounts paid in December 2014.

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Compensation Disclosure

Outstanding deferred compensation

The table below shows the amounts of all forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death.

	2016		2015
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Vested	9,100,000	12,100,000	6,900,000	15,700,000
Unvested	49,100,000	176,600,000	53,500,000	198,800,000
Total	58,200,000	188,700,000	60,400,000	214,500,000

Implicit and explicit reductions

The table below shows the amount of implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2016 amounts related to remuneration awarded in 2015). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

	2016		2015
(All figures in $)	EXCO	Material Roles	EXCO	Material Roles
Outstanding	31,200,000	169,200,000	27,300,000	153,400,000
Reductions
– Implicit	—	—	29,100,000	29,700,000
– Explicit	—	—	—	—

New sign-on payments

The table below shows cash and deferred incentive compensation sign-on awards granted in the specified fiscal years to new hires. Payouts in connection with these awards may have been made in whole or in part in fiscal 2016 or fiscal 2015 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	2016		2015
	EXCO	Material Roles	EXCO	Material Roles
Total sign-ons ($)	—	1,550,000	—	750,000
Number of beneficiaries	—	1	—	1

Guarantees

The table below shows guaranteed incentive compensation awards granted during the specified fiscal years. Payouts in connection with these awards may have been paid in whole or in part during the specified fiscal years or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	2016		2015
	EXCO	Material Roles	EXCO	Material Roles
Total guarantees ($)	—	—	—	875,000
Number of beneficiaries	—	—	—	1

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Compensation Disclosure

Other compensation paid

The table below shows the severance amounts which CIBC negotiated and settled in fiscal 2016. Payouts in connection with such awards may have been made in whole or in part in fiscal 2016 or, if the terms of the obligation so required, will be paid in subsequent fiscal years. The single highest amount of severance that CIBC negotiated and settled in fiscal 2016 was $3,070,000.

	2016		2015(1)
	EXCO	Material Roles	EXCO	Material Roles
Total Severance Amount ($)	—	20,024,000
– Payouts in the fiscal year ($)	—	5,455,000
Number of Beneficiaries	—	19
Single highest amount ($)	—	3,070,000

(1)	To preserve employee confidentiality, information regarding severance payments made to members of EXCO and those employees in “material roles” in fiscal 2015 was provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

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OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As at February 23, 2017, the date of this Circular, there is no outstanding indebtedness to CIBC (or its subsidiaries) by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) below.

Aggregate Indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2017 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	151,502,185	—

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the Bank of Canada’s January 2017 month-end spot rate of US$1.00 = C$1.3030.

Directors and Officers Liability Insurance

Effective November 1, 2016, CIBC purchased at its expense a directors and officers liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2017. There is no deductible. The annual premium for this policy is approximately $1.5  million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided 1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and 2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

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Other Information

During the fiscal year ended October 31, 2016, CIBC paid approximately $394,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Availability of Information

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal 2016. Additional information is available at www.cibc.com and www.sedar.com. Shareholders may obtain a copy of the following documents at no charge:

•	Management Proxy Circular

•	Annual Information Form

•	Annual Report

•	Consolidated annual financial statements and MD&A, and any subsequent interim financial statements and MD&A

Simply send a request to Investor Relations by email at investorrelations@cibc.com or by mail at CIBC Investor Relations, 18 York Street, 9th Floor, Toronto, Ontario M5J 2T8.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be posted to CIBC’s website at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a director by email at corporate.secretary@cibc.com or by mail at CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Trademarks

Trademarks used in this Circular which are owned by Canadian Imperial Bank of Commerce, or a wholly owned subsidiary, in Canada and/or other countries include, the CIBC logo, CIBC Business Banking, CIBC Capital Markets, CIBC FirstCaribbean International Bank, CIBC Smart and Atlantic Trust. All other trademarks mentioned in this Circular, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

February 23, 2017

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